Exhibit 99.1

BAIJIAYUN LIMITED

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED DECEMBER 31, 2021 AND 2020

BAIJIAYUN LIMITED

BAIJIAYUN LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in US$, except for share and per share data)

	December 31, 2021	June 30, 2021
ASSETS
Current Assets
Cash and cash equivalents	$14,019,795	$48,295,085
Restricted cash	14,154,255	8,865,156
Short-term investments	22,047,516	7,787,897
Accounts receivable, net	15,685,371	9,056,775
Prepayments	7,923,474	967,366
Prepayments - related party	347,092	328,755
Inventories	3,466,892	568,641
Deferred contract costs	7,952,746	2,611,048
Due from related parties	1,602	563,797
Prepaid expenses and other current assets	2,435,589	2,094,712
Total Current Assets	88,034,332	81,139,232

Property and equipment, net	625,365	366,775
Intangible assets, net	1,350,212	553,924
Operating lease right of use assets	1,385,392	1,257,911
Deferred tax assets	321,106	176,437
Long-term deposits	226,832	243,400
Long-term investments	13,867,033	794,752
Other non-current assets	416,531	348,481
Total Non-Current Assets	18,192,471	3,741,680

Total Assets	$106,226,803	$84,880,912

LIABILITIES, MEZZANINE EQUITY AND DEFICITS
Current Liabilities
Deposit payable	$11,769,137	$11,616,021
Accounts and notes payable	27,175,513	8,356,031
Accounts and notes payable – related party	47,783	-
Advance from customers	7,115,938	5,379,558
Advance from customers - related party	1,340,060	1,706,224
Income tax payable	21,762	21,478
Deferred revenue	452,301	250,881
Deferred revenue - related party	115,122	180,779
Due to related parties	39,230	488,279
Operating lease liabilities, current	629,919	574,825
Accrued expenses and other liabilities	4,949,397	4,852,226
Total Current Liabilities	53,656,162	33,426,302

Operating lease liabilities, noncurrent	667,271	628,046

Total Liabilities	54,323,433	34,054,348

(Continued)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

BAIJIAYUN LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in US$, except for share and per share)

	December 31, 2021	June 30, 2021
Commitments and contingencies

Mezzanine Equity (Aggregate liquidation preference of $46,322,349 as of December 31, 2021)
Series Seed convertible redeemable preferred shares (par value $0.0001 per share, 4,675,347 shares authorized, issued and outstanding as of December 31, 2021 and June 30, 2021, respectively)	1,133,458	1,118,712
Series A convertible redeemable preferred shares (par value $0.0001 per share, 5,205,637 shares authorized, issued and outstanding as of December 31, 2021 and June 30, 2021, respectively)	3,207,848	3,077,673
Series A-1 convertible redeemable preferred shares (par value $0.0001 per share, 5,202,768 shares authorized, issued and outstanding as of December 31, 2021 and June 30, 2021, respectively)	6,758,451	6,500,169
Series A-2 convertible redeemable preferred shares (par value $0.0001 per share, 3,540,046 shares authorized, issued and outstanding as of December 31, 2021 and June 30, 2021, respectively)	4,720,887	4,513,809
Series A-3 convertible redeemable preferred shares (par value $0.0001 per share, 3,789,358 shares authorized, issued and outstanding as of December 31, 2021 and June 30, 2021, respectively)	4,934,917	4,714,561
Series B convertible redeemable preferred shares (par value $0.0001 per share, 11,047,269 shares authorized, issued and outstanding as of December 31, 2021 and June 30, 2021, respectively)	24,139,168	23,075,583
Series B+ convertible redeemable preferred shares (par value $0.0001 per share, 5,424,746 shares authorized, issued and outstanding as of December 31, 2021 and June 30, 2021, respectively)	12,920,890	12,315,561
Total Mezzanine Equity	57,815,619	55,316,068

Shareholders’ Deficit
Ordinary shares (par value $0.0001 per share, 458,694,920 shares authorized, 44,069,300 shares issued and outstanding as of December 31, 2021 and June 30, 2021, respectively)	4,407	4,407
Additional paid-in capital	6,918,090	-
Statutory reserve	17,758	17,758
Accumulated deficit	(13,094,561)	(4,694,698)
Accumulated other comprehensive loss	(129,439)	(66,799)
Total Shareholders’ Deficit Attributable to BaiJiaYun Limited	(6,283,745)	(4,739,332)

Non-controlling interests	371,496	249,828

Total Shareholders’ Deficit	(5,912,249)	(4,489,504)

Total Liabilities, Mezzanine Equity and Shareholders’ Deficit	$106,226,803	$84,880,912

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

BAIJIAYUN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(All amounts in US$, except for share and per share)

	For the Six Months Ended December 31,
	2021	2020
Revenues	$30,927,741	$14,449,293
Cost of revenues	(21,443,703)	(6,523,886)
Gross profit	9,484,038	7,925,407

Operating expenses
Selling and marketing expenses	(4,225,709)	(2,422,316)
General and administrative expenses	(4,656,804)	(2,297,264)
Research and development expenses	(10,115,375)	(2,421,627)
Total operating expenses	(18,997,888)	(7,141,207)

(Loss) Income from operations	(9,513,850)	784,200

Interest (expense) income, net	(57,647)	11,905
Investment income	599,989	468,607
Income from equity method investment	114,694	-
Other income, net	457,401	359,201
(Loss) Income Before Income Taxes	(8,399,413)	1,623,913

Income tax benefit	121,218	(462,035)

Net (Loss) Income	(8,278,195)	1,161,878

Less: Net income attributable to non-controlling interests	121,668	66,449
Net (Loss) Income Attributable to BaiJiaYun Limited	(8,399,863)	1,095,429

Accretion of convertible redeemable preferred shares	(1,754,165)	(1,339,928)
Deemed dividends to convertible redeemable preferred shareholders	-	(2,038,021)
Net Loss Attributable to BaiJiaYun Limited’s Ordinary Shareholders	$(10,154,028)	$(2,282,520)

Net (Loss) Income	$(8,278,195)	$1,161,878

Other Comprehensive (Loss) Income
Foreign currency translation adjustment	(62,640)	(346,388)
Comprehensive (Loss) Income	(8,340,835)	815,490
Less: Comprehensive income attributable to non-controlling interests	121,668	66,449
Comprehensive (Loss) Income available to Baijiayun Limited	(8,462,503)	749,041
Accretion of convertible redeemable preferred shares	(1,754,165)	(1,339,928)
Deemed dividends to convertible redeemable preferred shareholders	-	(2,038,021)
Comprehensive Loss Attributable to BaiJiaYun Limited’s Ordinary Shareholders	$(10,216,668)	$(2,628,908)

Weighted average number of ordinary share outstanding use in computing loss per share
Basic and Diluted	44,095,669	38,417,461
Loss per share
Basic and Diluted	$(0.23)	$(0.06)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

BAIJIAYUN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICITS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2021 and 2020

(All amounts in US$, for share and per share)

	Ordinary Shares
	Shares	Amount	Additional Paid-in Capital	Statutory Reserve	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Shareholders’ Deficit
Balance as of July 1, 2021	44,069,300	$4,407	$-	$17,758	$(4,694,698)	$(66,799)	$249,828	$(4,489,504)
Net (loss) income	-	-	-	-	(8,399,863)	-	121,668	(8,278,195)
Share-based compensation	-	-	8,672,255	-	-		-	8,672,255
Accretion of convertible redeemable preferred shares	-	-	(1,754,165)	-	-	-	-	(1,754,165)
Foreign currency translation Adjustments	-	-	-	-	-	(62,640)	-	(62,640)
Balance as of December 31, 2021	44,069,300	$4,407	$6,918,090	$17,758	$(13,094,561)	$(129,439)	$371,496	$(5,912,249)

Balance as of July 1, 2020	38,417,461	$3,842	$-	$17,758	$(3,784,701)	$267,390	$287,029	$(3,208,682)
Net income	-	-	-	-	1,095,429	-	66,449	1,161,878
Accretion of convertible redeemable preferred shares	-	-	(99,661)	-	(1,240,267)	-	-	(1,339,928)
Deemed dividends to convertible redeemable preferred shareholders	-	-	-	-	(2,038,021)	-	-	(2,038,021)
Contribution from preferred shareholders in connection with modification	-	-	99,661	-	-	-	-	99,661
Foreign currency translation Adjustments	-	-	-	-	-	(346,388)	-	(346,388)
Balance as of December 31, 2020	38,417,461	$3,842	$-	$17,758	$(5,967,560)	$(78,998)	$353,478	$(5,671,480)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

BAIJIAYUN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in US$)

	For the Six Months Ended December 31,
	2021	2020
Cash Flows From Operating Activities:
Net (loss) income	$(8,278,195)	$1,161,878
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization expenses	234,039	52,664
Amortization of operating lease right-of-use assets	335,008	240,335
Provision for doubtful accounts	405,954	458,421
Deferred income tax benefit	(141,037)	429,755
Share-based compensation	8,672,255	-
Investment income on short-term investments	(599,989)	(468,607)
Share of equity gain in equity investees	(114,694)	-
Changes in operating assets and liabilities:
Accounts receivable, net	(6,800,439)	(1,111,685)
Accounts receivable, net - related parties	-	(117,920)
Prepayments	(6,879,662)	446,584
Prepayments - related party	(13,875)	2,925
Inventories	(2,864,236)	1,114,817
Deferred contract costs	(5,258,595)	83,161
Due from related parties	564,401	-
Prepaid expenses and other current assets	814,138	545,883
Long-term deposits	19,595	7,060
Other non-current assets	(62,875)	-
Accounts and notes payable	18,537,709	(1,066,949)
Accounts and notes payable - related parties	47,344	-
Advance from customers	1,650,191	(1,239,913)
Advance from customers - related party	(385,089)	(6,606)
Deferred revenue	196,296	82,047
Deferred revenue - related party	(67,415)	(6,840)
Operating lease liabilities	(367,146)	(252,410)
Accrued expenses and other liabilities	35,471	631,637
Net cash (used in) provided by operating activities	(320,846)	986,237

Cash Flows From Investing Activities
Acquisition of property, plant and equipment	(392,113)	(139,271)
Capitalization of software development cost	(875,103)	(132,923)
Acquisition of long-term investments	(13,216,774)	-
Prepayment for an equity investment	(1,077,492)	-
Purchases of short-term investments	(154,611,605)	(141,782,744)
Redemption of short-term investments	141,184,499	159,259,981
Net cash (used in) provided by investing activities	(28,988,588)	17,205,043

(Continued)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

BAIJIAYUN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in US$)

	For the Six Months Ended December 31,
	2021	2020
Cash Flows From Financing Activities:
Proceeds from issuance of Series B and Series B+ convertible redeemable preferred shares	-	28,028,845
Issuance cost in connection with issuance of Series B and Series B+ convertible redeemable preferred shares	-	(303,402)
Payment of offering cost	(103,000)	-
Repayment of loans to a related party	(61,823)	(10,073)
Net cash (used in) provided by financing activities	(164,823)	27,715,370

Effect of exchange rate changes on cash, cash equivalents and restricted cash	488,066	1,863,618

Net (decrease) increase in cash, cash equivalents and restricted cash	(28,986,191)	47,770,268
Cash, cash equivalents and restricted cash at beginning of the year	57,160,241	1,015,629
Cash, cash equivalents and restricted cash at end of the year	$28,174,050	$48,785,897

Supplemental Cash Flow Information
Cash paid for interest expense	$198,635	$-
Cash paid for income tax	$1,597	27,110

Non-cash Operating, Investing and Financing activities
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$1,385,892	$944,607
Accretion of convertible redeemable preferred shares	1,754,165	1,796,987
Deemed dividends to convertible redeemable preferred shareholders	-	2,038,016
Contribution from preferred shareholders in connection with modification of interest rate in the event of redemption	-	99,661

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets
	December 31, 2021	June 30, 2021
	(unaudited)
Cash and cash equivalents	$14,019,795	$48,295,085
Restricted cash	14,154,255	8,865,156
	$28,174,050	$57,160,241

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Baijiayun LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1 - NATURE OF THE ORGANIZATION AND BUSINESS

BaiJiaYun Limited (the "Company" or "BaiJiaYun") was incorporated on April 22, 2021, under the laws of the Cayman Islands as an exempted company with limited liability. The Company commenced operations on May 22, 2017, through its variable interest entity (“VIE”), BaiJiaYun Group Co., Ltd. (formerly known as “Beijing Baijia Shilian Technology Co. Ltd”) (“BaiJiaYun VIE”), a limited liability company established under the laws of the PRC. The Company’s VIE and VIE’s subsidiaries are global cloud computing companies focusing on SaaS/PaaS and Video AI areas. The Company, through its VIE and VIE’s subsidiaries, provides comprehensive video and audio solutions to customers in various industries, including education, finance, healthcare, and information technology for their development and innovation.

The accompanying unaudited condensed consolidated financial statements reflect the activities of BaiJiaYun and each of the following entities:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Parent company:
BaiJiaYun	April 22, 2021	Cayman Islands	Parent	Investment holding
Wholly owned subsidiaries of BaiJiaYun
BaiJia Cloud Limited (“BaiJiaYun HK”)	May 6, 2021	Hong Kong	100	Investment holding
Beijing Baishilian Technology Co., Ltd. (“BaiJiaYun WFOE”)	September 6, 2021	PRC	100	Investment holding

Shenzhen Baishilian Technology Co., Ltd. (“Shenzhen Baishilian”)	October 27, 2021	PRC	100	Investment holding
Nanning Baishilian Information Technology Co., Ltd. (“Nanning Baishilian”)	September 13, 2021	PRC	100	Investment holding
Nanjing Baishilian Technology Co., Ltd. (“Nanjing Baishilian”)	January 21, 2022	PRC	100	Investment holding
VIE
BaiJiaYun VIE	May 22, 2017	PRC	VIE	Provision of cloud computing services
VIE’s Subsidiaries
Wuhan Baijia Cloud Technology Co., Ltd. (“Wuhan BaiJiaYun”)	August 7, 2017	PRC	100% owned by VIE	Provision of cloud computing services
Nanjing Baijia Cloud Technology Co., Ltd. (“Nanjing BaiJiaYun”)	June 13, 2018	PRC	100% owned by VIE	Provision of cloud computing services
Baijiayun Information Technology Co., Ltd. (“BaiJiaYun Information Technology”)	June 18, 2019	PRC	51% owned by VIE before January 1, 2021, and 100% owned by VIE afterwards	Provision of cloud computing services
Guizhou Baijia Cloud Technology Co., Ltd. (“Guizhou BaiJiaYun”)	April 8, 2019	PRC	100% owned by VIE	Provision of cloud computing services
Baijia Cloud Technology Co., Ltd. (“BaiJia Cloud Technology ”)	October 12, 2019	PRC	70% owned by VIE before January 1, 2021, and 100% owned by VIE afterwards	Provision of cloud computing services
Beijing Haoyu Xingchen Cultural Communication Co., Ltd. (“Haoyu Xingchen”)	June 23, 2020	PRC	100% owned by VIE	Provision of cloud computing services
Xi'an Baijiayun Information Technology Co., Ltd. (“Xi'an BaiJiaYun”)	January 7, 2021	PRC	51% owned by VIE	Provision of cloud computing services
Henan Baijia Cloud Information Technology Co., Ltd. (“Henan BaiJiaYun”)	April 13, 2021	PRC	51% owned by VIE	Provision of cloud computing services
Wuhan BaiJiaShiLian Technology Co., Ltd. (“Wuhan BaiJiaShiLian”)	December 12, 2018	PRC	100% owned by VIE from September 15, 2021	Provision of cloud computing services
Guangxi Weifang Technology Co., Ltd. (“Guangxi Weifang”)	November 3, 2021	PRC	100% owned by VIE since November 3, 2021	Provision of cloud computing services
Shanghai BaiJiaYun Technology Co., Ltd.	October 22, 2021	PRC	100% owned by VIE and did not commence operations as of December 31, 2021	Provision of cloud computing services
Chengdu Digital Bird Technology Co., Ltd. (“Chengdu BaiJiaYun”)	April 8, 2015	PRC	100% owned by VIE since August 3, 2020, and disposed of in June 2021	Provision of cloud computing services

Baijiayun LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1 - NATURE OF THE ORGANIZATION AND BUSINESS (Continued)

On September 7, 2021, BaiJiaYun WFOE entered into a series of agreements (the “VIE Agreements”) with BaiJiaYun VIE and the shareholders of BaiJiaYun VIE. The VIE Agreements are designed to provide BaiJiaYun WFOE with the power, rights and obligations equivalent in all material respects to those it would possess as the sole equity holder of BaiJiaYun VIE, including absolute control rights and the rights to the management, operations, assets, property and revenue of BaiJiaYun VIE. The purpose of the VIE Agreements is solely to give BaiJiaYun WFOE the controlling financial interest over BaiJiaYun VIE’s management and operations.

On September 7, 2021, BaiJiaYun completed a reorganization of entities under common control of its then existing shareholders, who collectively owned all of the equity interests of BaiJiaYun prior to the reorganization. BaiJiaYun and BaiJiaYun HK were established as the holding companies of BaiJiaYun WFOE. BaiJiaYun WFOE is the primary beneficiary of BaiJiaYun VIE and its subsidiaries, and all of these entities are under common control which results in the consolidation of BaiJiaYun VIE and subsidiaries which have been accounted for as a reorganization of entities under common control at carrying value (“Reorganization”). The unaudited condensed consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the unaudited condensed consolidated financial statements. Total assets and liabilities presented on the Company’s unaudited condensed consolidated balance sheets and revenues, expenses, net (loss) income presented on unaudited condensed consolidated statements of operations and comprehensive (loss) income as well as the cash flows from operating, investing and financing activities presented on the unaudited condensed consolidated statements of cash flows are substantially the financial positions, operations and cash flows of BaiJiaYun VIE and its subsidiaries.

VIE Agreements with BaiJiaYun VIE

Foreign ownership of internet-based businesses, including distribution of online information (such as an online marketplace connecting customers and suppliers), is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in value-added telecommunications services (except for e-commerce) in accordance with the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List and other applicable laws and regulations. The Company is a Cayman holding company of BaiJiaYun WFOE (its PRC subsidiary) and is a foreign invested enterprise. To comply with these regulations, the Company conducts substantially all of its activities in PRC through BaiJiaYun VIE and its subsidiaries. As such, BaiJiaYun VIE and its subsidiaries are controlled through VIE Agreements in lieu of direct equity ownership by the Company.

Baijiayun LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1 - NATURE OF THE ORGANIZATION AND BUSINESS (Continued)

VIE Agreements with BaiJiaYun VIE (Continued)

The key terms of the VIE Agreements are as summarized below:

Shareholders' Power of Attorney

Pursuant to the shareholders' Power of Attorney entered into on September 7, 2021, by and among BaiJiaYun WFOE, BaiJiaYun VIE and the shareholders of BaiJiaYun VIE, each shareholder of BaiJiaYun VIE irrevocably authorized BaiJiaYun WFOE or any person(s) designated by BaiJiaYun WFOE to exercise such shareholder's rights in BaiJiaYun VIE, including without limitation, the power to participate in and vote at shareholder's meetings, the power to nominate and appoint the directors, senior management, the power to sell or transfer such shareholder's equity interest in BaiJiaYun VIE, and other shareholders' voting rights permitted by the Articles of Association of BaiJiaYun VIE. The shareholders' Power of Attorney remains irrevocable and continuously valid from the date of execution so long as each shareholder remains as a shareholder of BaiJiaYun VIE.

Equity Interest Pledge Agreement

Pursuant to the equity interest pledge agreement entered into on September 7, 2021, by and among BaiJiaYun WFOE, BaiJiaYun VIE and the shareholders of BaiJiaYun VIE, the shareholders of BaiJiaYun VIE pledged all of their equity interests in BaiJiaYun VIE to BaiJiaYun WFOE to guarantee their and BaiJiaYun VIE's obligations under the contractual arrangements including the exclusive business cooperation agreement, the exclusive option agreement and the shareholders' power of attorney and this equity interest pledge agreement, as well as any loss incurred due to events of default defined therein and all expenses incurred by BaiJiaYun WFOE in enforcing such obligations of BaiJiaYun VIE or its shareholders. In the event of default defined therein, upon written notice to the shareholders of BaiJiaYun VIE, BaiJiaYun WFOE, as pledgee, will have the right to dispose of the pledged equity interests in BaiJiaYun VIE and priority in receiving the proceeds from such disposition. The shareholders of BaiJiaYun VIE agree that, without BaiJiaYun WFOE's prior written approval, during the term of the equity pledge agreement, they will not dispose of the pledged equity interests or create or allow any other encumbrance on the pledged equity interests. The pledge shall become effective on such date when the pledge of the equity interest contemplated in the equity interest pledge agreement is registered appropriately, and the pledge shall remain effective until all contractual obligations have been fully performed and all secured indebtedness has been fully paid. The shareholders and BaiJiaYun VIE shall not have any right to terminate this agreement in any event unless otherwise required by PRC laws. The Company has completed the registration of the equity pledges with the relevant office of Administration for Market Regulation in accordance with the PRC Property Rights Law.

Baijiayun LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1 - NATURE OF THE ORGANIZATION AND BUSINESS (Continued)

VIE Agreements with BaiJiaYun VIE (Continued)

Exclusive Business Cooperation Agreement

Under the exclusive business cooperation agreement between BaiJiaYun WFOE and BaiJiaYun VIE, dated September 7, 2021, BaiJiaYun WFOE has the exclusive right to provide to BaiJiaYun VIE technical support, consulting services and other services related to, among other things, design and development, operation maintenance, product consulting, and management and marketing consulting. BaiJiaYun WFOE has the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. BaiJiaYun VIE agrees to pay BaiJiaYun WFOE service fees at an amount as determined by BaiJiaYun WFOE. This agreement will remain effective, and unless terminated in accordance with the provisions of this agreement or terminated in writing by BaiJiaYun WFOE. BaiJiaYun VIE shall not have any right to terminate this agreement in any event unless otherwise required by PRC laws. The exclusive business cooperation agreement took effective on September 7, 2021. BaiJiaYun WFOE did not charge service fee to BaiJiaYun VIE for the six months ended December 31, 2021 because BaiJiayun VIE and its subsidiaries made net losses for the period from September 7, 2021 through December 31, 2021.

Exclusive Option Agreement

Pursuant to the exclusive option agreement entered into on September 7, 2021, by and among BaiJiaYun WFOE, BaiJiaYun VIE and each of the shareholders of BaiJiaYun VIE, irrevocably granted BaiJiaYun WFOE an exclusive call option to purchase, or have its designated person(s) to purchase, at its discretion, all or part of their equity interests in BaiJiaYun VIE, and the purchase price shall be the lowest price permitted by applicable PRC law. Each of the shareholders of BaiJiaYun VIE and BaiJiaYun VIE undertake that, without the prior written consent of BaiJiaYun WFOE, they may not increase or decrease the registered capital or change its structure of registered capital, dispose of its assets or beneficial interest in the material business or allow the encumbrance thereon of any security interest, incur any debts or guarantee liabilities, enter into any material purchase agreements, enter into any merger, acquisition or investments, amend its articles of association, distribute dividends to any of the shareholders or provide any loans to third parties. The exclusive option agreement will remain effective until all equity interests in BaiJiaYun VIE held by the shareholders of BaiJiaYun VIE are transferred or assigned to BaiJiaYun WFOE or its designated person(s). The shareholders and BaiJiaYun VIE shall not have any rights to terminate this agreement in any event unless otherwise required by PRC laws.

The Company believes that BaiJiaYun VIE is considered a VIE under Accounting Codification Standards (“ASC”) 810 “Consolidation”, because the equity investors in BaiJiaYun VIE no longer have the characteristics of a controlling financial interest, and the Company, through BaiJiaYun WFOE, is the primary beneficiary of BaiJiaYun VIE and controls BaiJiaYun VIE’s operations. Accordingly, BaiJiaYun VIE has been consolidated as a deemed subsidiary into the Company as a reporting company under ASC 810.

Baijiayun LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1 - NATURE OF THE ORGANIZATION AND BUSINESS (Continued)

VIE Agreements with BaiJiaYun VIE (Continued)

As required by ASC 810-10, the Company performs a qualitative assessment to determine whether the Company is the primary beneficiary of BaiJiaYun VIE which is identified as a VIE of the Company. A quality assessment begins with an understanding of the nature of the risks in the entity as well as the nature of the entity’s activities including terms of the contracts entered into by the entity, ownership interests issued by the entity and the parties involved in the design of the entity. The Company’s assessment of the involvement with BaiJiaYun VIE reveals that the Company has the absolute power to direct the most significant activities that impact the economic performance of BaiJiaYun VIE. BaiJiaYun WFOE is obligated to absorb a majority of the loss from BaiJiaYun VIE activities and receive a majority of BaiJiaYun VIE’s expected residual returns. In addition, BaiJiaYun VIE’s shareholders have pledged their equity interest in BaiJiaYun VIE to BaiJiaYun WFOE, irrevocably granted BaiJiaYun WFOE an exclusive option to purchase, to the extent permitted under PRC Law, all or part of the equity interests in BaiJiaYun VIE and agreed to entrust all the rights to exercise their voting power to the person(s) appointed by BaiJiaYun WFOE. Under the accounting guidance, the Company is deemed to be the primary beneficiary of BaiJiaYun VIE and the financial positions, the operating results and cash flows of BaiJiaYun VIE and BaiJiaYun VIE’s subsidiaries are consolidated in the Company for financial reporting purposes.

Additionally, pursuant to ASC 805, as the Company and BaiJiaYun VIE are under the common control, the corporate reorganization was accounted for in a manner similar to a pooling of interests. As a result, the Company’s historical amounts in the accompanying unaudited condensed consolidated financial statements give retrospective effect to the Reorganization, whereby the assets and liabilities of the BaiJiaYun VIE and its subsidiaries are reflected at the historical carrying values and their operations are presented as if the Reorganization had become effective as of the beginning of the first period presented in the accompanying unaudited condensed consolidated financial statements.

The Company’s business has been directly operated by the BaiJiaYun VIE and BaiJiaYun VIE’s subsidiaries. As of December 31, 2021 and June 30, 2021, BaiJiaYun VIE and BaiJiaYun VIE’s subsidiaries accounted for 98.7% and 100%, respectively, of the Company’s unaudited condensed consolidated total assets, and 99.2% and 100%, respectively, of the Company’s unaudited condensed consolidated total liabilities. For the six months ended December 31, 2021 and 2020, the BaiJiaYun VIE and BaiJiaYun VIE’s subsidiaries accounted for 100% and 100%, respectively, of the Company’s unaudited condensed consolidated revenues, and 94.4% and 100%, respectively, of the Company’s unaudited condensed consolidated net (loss) income.

Baijiayun LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1 - NATURE OF THE ORGANIZATION AND BUSINESS (Continued)

VIE Agreements with BaiJiaYun VIE (Continued)

The following financial information of the Company’s VIEs and VIEs’ subsidiaries after the elimination of inter-company transactions and balances as of December 31, 2021 and June 30, 2021 and for the six months ended December 31, 2021 and 2020 was included in the accompanying unaudited condensed consolidated financial statements:

	December 31, 2021	June 30, 2021
ASSETS
Current Assets
Cash and cash equivalents	$13,300,640	$48,295,085
Restricted cash	14,154,255	8,865,156
Short-term investments	22,047,516	7,787,897
Accounts receivable, net	15,685,371	9,056,775
Prepayments	7,923,474	967,366
Prepayments - related party	347,092	328,755
Inventories	3,466,892	568,641
Deferred contract costs	7,952,746	2,611,048
Due from related parties	1,602	563,797
Prepaid expenses and other current assets	2,304,359	2,094,712
Total Current Assets	87,183,947	81,139,232

Property and equipment, net	625,365	366,775
Intangible assets, net	1,350,212	553,924
Operating lease right of use assets	904,984	1,257,911
Deferred tax assets	321,106	176,437
Long-term deposits	226,832	243,400
Long-term investments	13,867,033	794,752
Other non-current assets	375,825	348,481
Total Non-Current Assets	17,671,357	3,741,680

Total Assets	$104,855,304	$84,880,912

LIABILITIES
Current Liabilities
Deposit payable	$11,769,137	$11,616,021
Accounts and notes payable	27,175,513	8,356,031
Accounts and notes payable – related party	47,783
Advance from customers	7,115,938	5,379,558
Advance from customers - related party	1,340,060	1,706,224
Income tax payable	21,762	21,478
Deferred revenue	452,301	250,881
Deferred revenue - related party	115,122	180,779
Due to related parties	39,230	488,279
Operating lease liabilities, current	472,281	574,825
Accrued expenses and other liabilities	4,965,990	4,852,226
Total Current Liabilities	53,515,117	33,426,302

Operating lease liabilities, noncurrent	362,746	628,046

Total Liabilities	$53,877,863	$34,054,348

Baijiayun LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1 - NATURE OF THE ORGANIZATION AND BUSINESS (Continued)

VIE Agreements with BaiJiaYun VIE (Continued)

	For the Six Months Ended December 31,
	2021	2020
Revenues	$30,927,741	$14,449,293
Cost of revenues	$(21,443,703)	$(6,523,886)
Total operating expenses	$(18,627,163)	$(7,141,207)
Net (loss) income	$(7,929,558)	$1,161,878
Net cash (used in) provided by operating activities	$(1,128,975)	$986,238
Net cash (used in) provided by investing activities	$(28,988,588)	$17,205,043
Net cash (used in) provided by financing activities	$(61,823)	$27,715,370

There are no consolidated VIE’s assets that are collateral for the VIE’s obligations and which can only be used to settle the VIE’s obligations other than the right-of-use assets. No creditors (or beneficial interest holders) of the VIE have recourse to the general credit of the Company or any of its consolidated subsidiaries.

No terms in any arrangements, considering both explicit arrangements and implicit variable interests, require the Company or its subsidiaries to provide financial support to the VIE. However, if the VIE ever needs financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to the VIE through loans to the shareholders of the VIE or entrustment loans to the VIE.

Risks in relation to the VIE structure

It is possible that the Company’s operations of certain of its businesses through the VIE could be found by the PRC authorities to be in violation of the PRC laws and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. The National People’s Congress approved the Foreign Investment Law on March 15, 2019, and the State Council approved the Regulation on Implementing the Foreign Investment Law (the “Implementation Regulations”) on December 12, 2019, effective from January 1, 2020. The Supreme People’s Court of China issued a judicial interpretation on the Foreign Investment Law on December 27, 2019, effective from January 1, 2020. The Foreign Investment Law and the Implementation Regulations do not touch upon the relevant concepts and regulatory regimes that were historically suggested for the regulation of VIE structures, and thus this regulatory topic remains unclear under the Foreign Investment Law. Since the Foreign Investment Law and the Implementation Regulations are new, substantial uncertainties exist with respect to its implementation and interpretation and it is also possible that variable interest entities will be deemed as foreign invested enterprises and be subject to restrictions in the future. Such restrictions may cause interruptions to the Company’s operations, products and services and may incur additional compliance cost, which may in turn materially and adversely affect the Company’s business, financial condition, and results of operations.

Baijiayun LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1 - NATURE OF THE ORGANIZATION AND BUSINESS (Continued)

In addition, if the legal structure and contractual arrangements were found to be in violation of any other existing PRC laws and regulations, the PRC government could:

•	revoke the Company’s business and operating licenses;

•	require the Company to discontinue or restrict operations;

•	restrict the Company’s right to collect revenues;

•	block the Company’s platforms;

•	require the Company to restructure the operations in such a way as to compel the Company to establish a new enterprise, re-apply for the necessary licenses or relocate its businesses, staff and assets;

•	impose additional conditions or requirements with which the Company may not be able to comply; or

•	take other regulatory or enforcement actions against the Company that could be harmful to the Company’s businesses.

The Company’s ability to conduct its business may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Company may not be able to consolidate VIE and VIE’s subsidiaries in the consolidated financial statements as the Company may lose the ability to exert effective control over VIE and VIE’s shareholders, and the Company may lose the ability to receive economic benefits from the VIE.

Baijiayun LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes normally included in the annual financial statements prepared in accordance with U.S. GAAP. Certain information and footnote disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. In the opinion of management, the unaudited condensed consolidated financial statements and accompanying notes include all adjustments (consisting of normal recurring adjustments) considered necessary for the fair statement of the Company’s financial position as of December 31, 2021 and June 30, 2021, and results of operations and cash flows for the six months ended December 31, 2021 and 2020. Interim results of operations are not necessarily indicative of the results for the full year or for any future period. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements as of and for the years ended June 30, 2021 and 2020, and related notes included in the Company’s audited consolidated financial statements. The financial information as of June 30, 2021 presented in the unaudited condensed consolidated financial statements is derived from the audited consolidated financial statements as of June 30, 2021.

Principles of Consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company, its wholly owned subsidiaries, and consolidated VIE and its subsidiaries for which the Company is the primary beneficiary. The results of the subsidiaries are consolidated from the date on which the Company obtained control and continues to be consolidated until the date that such control ceases. A controlling financial interest is typically determined when a company holds a majority of the voting equity interest in an entity. However, if the Company demonstrates its ability to exercise the absolute power to direct the activities which most significantly impact VIE’s economic performance and is obligated to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE, then the entity is consolidated.

All transactions and balances among the Company, its subsidiaries and consolidated VIE and its subsidiaries have been eliminated upon consolidation.

Non-controlling Interests

Non-controlling interests represent the equity interests in the subsidiaries of the VIE that are not attributable, either directly or indirectly, to the VIE. For the Company’s unaudited condensed consolidated financial statements, non-controlling interests represent a minority shareholder’s 49% in Henan BaiJiaYun and Xi’an BaiJiaYun as of December 31, 2021 and June 30, 2021.

Non-controlling interests are presented as a separate line item in the equity section of the Company’s unaudited condensed consolidated balance sheets and have been separately disclosed in the Company’s unaudited condensed consolidated statements of operations and comprehensive (loss) income to distinguish the interests from that of the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries.

Baijiayun LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries to revise its estimates. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries base their estimates on past experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used when accounting for items and matters including, but not limited to, determinations of the selling price of products and services in multiple performance obligation revenue arrangements, determinations of the useful lives and valuation of long-lived assets, estimates of allowances for doubtful accounts, estimates for inventory and deferred contract cost provisions, valuation allowance for deferred tax assets, the fair value of ordinary shares and redeemable convertible preferred shares, and valuation and recognition of share-based compensation expenses.

The coronavirus (“COVID-19”) pandemic has created, and may continue to create, significant uncertainty in macroeconomic conditions, and the extent of its impact on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak and the impact on our customers and our sales cycles. During the six months ended
December 31, 2021 and 2020, our estimates and assumptions required increased judgment and carried a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, our estimates may change materially in future periods.

Cash and Cash Equivalents, and Restricted Cash

Cash and cash equivalents consist of cash on hand, bank deposits, as well as highly liquid investments with original maturities less than three months, which are unrestricted as to withdrawal or use. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries maintain most of the bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Restricted cash consists of bank deposits collateralized to banks for issuance of promissory notes and the start-up support funds supervised by government that were exclusively used for high-level entrepreneurial talents.

Baijiayun LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Short-term Investments

Short-term investments consist of wealth management products with variable interest rates, which are free to withdraw during redemption open period of one through three months. In accordance with ASC 825, Financial Instruments, for financial products with variable interest rates referenced to performance of underlying assets, the Company elected the fair value method at the date of initial recognition and carries these investments at fair value with fair value change gains or losses recorded in the investment income in the unaudited condensed consolidated statements of operations and comprehensive (loss) income. As a practical expedient, the Company uses Net Asset Value (“NAV”) or its equivalent to measure the fair value of the Fund. NAV is primarily determined based on information provided by financial institutions. As of December 31, 2021 and June 30, 2021, the Company, through the VIE and VIE’s subsidiaries, had short-term investments of $22,047,516 and $7,787,897, respectively, including gross unrealized gains of $193,737 and $43,883, respectively.

Accounts Receivable, Net

Accounts receivable are recorded at the gross billing amount less an allowance for any uncollectible accounts due from the customers. Accounts receivable do not bear interest. The Company records impairment losses for accounts receivable based on assessments of the recoverability of the accounts receivable and individual account analysis, including the current creditworthiness and the past collection history of each debtor. Impairments arise when there is objective evidence indicate that the balances may not be collectible. The identification of bad and doubtful debts, in particular of a loss event, requires the use of judgment and estimates, which involve the estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed non-collectable on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the unaudited condensed consolidated statements of operations and comprehensive (loss) income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries historically have not had material bad debts in accounts receivable. As of December 31, 2021 and June 30, 2021, the allowance against doubtful accounts was $1,170,952 and $806,140, respectively.

Inventories

Inventories of the Company consist of products available for sale and products in transit. Inventories are stated at the lower of cost or net realizable value. Cost of inventories is determined using the first-in, first-out (“FIFO”) method. Inventory costs include purchase costs of products.

Baijiayun LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventories (Continued)

Inventories are written down to estimated net realizable value, which could be impacted by certain factors including historical usage, expiration date, expected demand, anticipated sales price, new product development schedules, product obsolescence, customer concentrations and other factors. The Company continually evaluates the recoverability, and inventory provisions are recorded in the unaudited condensed consolidated statements of operations and comprehensive (loss) income. For the six months ended December 31, 2021 and 2020, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries did not accrue inventory provisions.

Long-term Investments

Long-term investments consist of the following types of investments.

Equity investment accounted for using the equity method

In accordance with ASC 323 “Investments - Equity Method and Joint Ventures,”, the Company accounts for the investment using equity method, because the Company has significant influence but does not own a majority equity interest or otherwise control over the equity investee.

Under the equity method, the Company initially records its investment at cost. The Company’s share of the post-acquisition profits or losses of the equity investee is recognized in the consolidated statements of operations and comprehensive (loss) income and its share of post-acquisition movements in accumulated other comprehensive loss is recognized in other comprehensive income. The Company records its share of the results of the equity investees on a one quarter in arrears basis. When the Company’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee.

The Company continually reviews its investment in the equity investee to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Company considers in its determination include the financial condition, operating performance and the prospects of the equity investee; other company specific information such as recent financing rounds; the geographic region, market and industry in which the equity investee operates; and the length of time that the fair value of the investment is below its carrying value. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value. For the six months ended December 31, 2021 and 2020, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries did not recognize impairment against investment in an equity investee.

Baijiayun LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Long-term Investments (Continued)

Equity investment without readily determinable fair value measured at Measurement Alternative

The Company elects to record equity investments in a privately held company, over which the Company did not have control or exercise significant influence, using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer.

Equity investment in a privately held company accounted for using the measurement alternative is subject to periodic impairment reviews. The Company’s impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of these equity securities, including consideration of the impact of the COVID-19 pandemic.

As of December 31, 2021 and June 30, 2021, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries did not record impairment loss against the long-term investments.

Property and Equipment, Net

Property and equipment primarily consist of electronic equipment and office equipment. Electronic equipment and office equipment are stated at cost less accumulated depreciation and impairment losses. Depreciation is provided using the straight-line method based on the estimated useful life of 3 or 5 years.

Expenditures for repairs and maintenance, which do not materially extend the useful lives of the assets, are expensed as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized.

Intangible Assets, Net

The Company capitalizes certain software development costs related to the internal used unified communications platform during the application development stage. The costs related to preliminary project activities and post-implementation activities are expensed as incurred. Capitalized software development costs are depreciated on a straight-line basis over the estimated useful life of 3 years. As of December 31, 2021 and June 30, 2021, The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries had capitalized software development costs of $1,444,430 and 553,924, respectively. Amortization expenses of $93,353 and $nil were charged to unaudited condensed consolidated statements of operations and comprehensive (loss) income during the six months ended December 31, 2021 and 2020.

Impairment of Long-lived Assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable or that the useful life is shorter than the Company had originally estimated.

Baijiayun LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of Long-lived Assets (Continued)

When these events occur, the Company evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charges were recognized for the six months ended December 31, 2021 and 2020.

Deferred Offering Costs

Deferred offering costs consist of underwriting, legal, accounting and other expenses incurred through the reporting date that are directly related to the proposed offering and that will be charged as a reduction against additional paid-in capital upon the completion of the proposed offering. Should the proposed offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. As of December 31, 2021 and June 30, 2021, deferred offering costs of $204,318 and $100,000 were included in the account of prepaid expenses and other current assets in the unaudited condensed consolidated balance sheets, respectively.

Operating Leases

In February 2016, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842), which is effective for annual reporting periods (including interim periods) beginning after December 15, 2018, and early adoption is permitted. The Company early adopted the Topic 842 on July 1, 2019 using a modified retrospective approach reflecting the application of the standard to leases existing at, or entered after, the beginning of the earliest comparative period presented in the consolidated financial statements.

The Company, though the VIE and VIE’s subsidiaries, leases its offices, which are classified as operating leases in accordance with Topic 842. Operating leases are required to record in the balance sheet as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. The Company has elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date, and (3) initial direct costs for any expired or existing leases as of the adoption date. The Company elected the short-term lease exemption as the lease terms are 12 months or less.

Baijiayun LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Operating Leases (Continued)

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease.

The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. There was no impairment for right-of-use lease assets as of December 31, 2021 and June 30, 2021.

Revenue Recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) on July 1, 2018. In accordance with ASC 606, revenue is recognized when the control of the promised goods or services is transferred to the customers, and the performance obligations under the contract have been satisfied, in an amount that reflects the consideration expected to be entitled to in exchange for those goods or services (excluding sales taxes collected on behalf of government authorities). The VIE and VIE’s subsidiaries' revenue contracts generally do not include a right of return in relation to the delivered products or services.

The Company determines revenue recognition through the following steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company, through the VIE and VIE’s subsidiaries, primarily generated revenues from contracts with customers:

Baijiayun LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (Continued)

SaaS/PaaS services

The SaaS/PaaS services were comprised of real-time engagement services and SMS services.

Real-time engagement services

The Company, through the VIE and VIE’s subsidiaries, provides customers with SaaS/PaaS- related services which are real-time engagement services for customers accessing the VIE and VIE’s subsidiaries’ enterprise cloud computing platform. The usage-based fees are earned from customers, and the unit price for each use is fixed in the contracts. The performance obligation associated with the platform access is a series of distinct services that have the same pattern of transfer, and the usage-based fees are recognized as revenue in the period in which the usage occurs.

Certain SaaS/PaaS related service contracts provides both hardware and real-time engagement services for a predetermined period of time. The transaction price is allocated between the hardware and services to reflect their standalone selling prices.

The Company identifies two performance obligations in such SaaS/PaaS service contracts, as the customers can benefit from services and hardware separately. The performance obligation associated with the platform access services are recognized as revenue on a time elapse basis over the periods, and the performance obligation associated with the hardware is recognized on the point of acceptance by the customers.

SMS services

The Company, through the VIE and VIE’s subsidiaries, offers customers with a customer engagement platform with software designed to address specific use cases and a set of Application Programming Interfaces (“API”) to send and receive short messages. It uses intelligent sending features to ensure messages reliably reach end users wherever they are. The customers build use cases, such as appointment reminders, delivery notifications, order confirmations and many two-way and conversational use cases. The usage-based fees are earned from customers, and the unit price for each short message is fixed in the contracts. The performance obligation associated with the platform access is a series of distinct services that have the same pattern of transfer, and the usage-based fees are recognized as revenue in the period in which the usage occurs.

Cloud related services

The cloud related services customize a software development kit on the customers’ own cloud computing platform. The Company, through the VIE and VIE’s subsidiaries, primarily provides cloud related services to online school sessions, corporate training seminars, and other customized services specified by customers. The cloud related services are considered as a single performance obligation, as the individual components of the software customization are not sold on a standalone basis and customers cannot benefit from each individual component. The transaction price is fixed in the contracts. The Company recognized revenues on the point of acceptance of cloud related services.

Certain cloud related service contracts also provide maintenance service of 12 months from acceptance by the customers. The Company identifies the maintenance service as a performance obligation separate from cloud related services. The transaction price is fixed in the contract and the Company allocates the transaction price to cloud services and maintenance services by reference to their relative standalone selling price.

In addition, the Company, through the VIE and VIE’s subsidiaries, started providing cloud-based services to customers, including design online advertising videos, and operation of online accounts in popular apps during the year ended June 30, 2021. For the six months ended December 31, 2021 and 2020, the VIE and VIE’s subsidiaries earned minimal revenues from these services.

Baijiayun LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (Continued)

AI Solution services

The Company’s AI solution services through the VIE and VIE’s subsidiaries are primarily comprised of project revenues, which are arrangements with specific customers where the Company will customize a software development kit to be integrated with the hardware based on the customer’s specific requirements. AI solution services are considered as a single performance obligation, as the individual components of the software customization and hardware are not sold on a standalone basis and are not separated in the context of the contracts. Transaction price is fixed in the contracts. The Company recognized revenues on the point of acceptance of integration of AI solutions by the customers. The AI solution services contracts also provide standard warranty to the customers for a period of 12 months. The Company historically incurred little cost on the warranty and did not accrue warranty liabilities for these AI solution services.

Contract balances

The Company classifies its right to consideration in exchange for services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Company recognizes accounts receivable in its unaudited condensed consolidated balance sheets when it performs a service in advance of receiving consideration and it has the unconditional right to receive consideration. A contract asset is recorded when the Company has transferred services to the customer before payment is received or is due, and the Company’s right to consideration is conditional on future performance or other factors in the contract. As of December 31, 2021 an June 30, 2021, the Company had no contract assets.

The Company capitalizes incremental costs incurred to fulfill contracts that (i) relate directly to the contract, (ii) are expected to generate resources that will be used to satisfy the performance obligation under the contract, and (iii) are expected to be recovered through revenue generated under the contract. The compensation expenses of workforce and outsourced workforce in relation with certain AI solution services are considered incremental costs to fulfil the contracts. These contract costs are recorded as cost of revenue upon the recognition of the related revenue. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. As of December 31, 2021 and June 30, 2021, the Company had deferred contract costs in the amount of $7,952,746 and $2,611,048, respectively. Amortization of deferred contract cost that charged to cost of revenue were $2,611,048 and $79,736, respectively, for the six months ended December 31, 2021 and 2020. As of December 31, 2021 and June 30, 2021, no impairment allowance was recorded.

Contract liabilities are recognized if the Company receives consideration prior to satisfying the performance obligations, which include customer advances and deferred revenue under service arrangements.

Baijiayun LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (Continued)

AI Solution services (Continued)

Contract balances (Continued)

Customer advances of $3,319,522 and $4,237,908 as of June 30, 2021 and 2020 were recognized as revenues in the six months ended December 31, 2021 and 2020, respectively. Deferred revenue of $276,034 and $116,045 as of June 30, 2021 and 2020, respectively, were recognized as revenues in the six months ended December 31, 2021 and 2020, respectively.

Practical expedients

Payment terms and conditions vary by contract type; however, the Company’s terms generally include a requirement of payment within a period between 90 to 180 days if not paid in advance. The Company has elected the practical expedient to not assess whether a significant financing component exists if the period between when we transfer a promised good or service to a customer and when the customer pays for that good or service is one year or less.

Additionally, the Company has applied the practical expedient to not capitalize incremental costs of obtaining a contract if the amortization would be less than 12 months.

Disaggregation of revenue

For the six months ended December 31, 2021 and 2020, all of the Company’s revenue was generated in the PRC and contributed by the VIE and VIE’s subsidiaries. The Company disaggregate revenue into three revenue streams, consisting of SaaS/PaaS services, cloud related services and AI solution services, as the following table:

	For the Six Months Ended December 31,
	2021	2020
SaaS/PaaS services:
Real-time engagement services	$7,737,868	$7,996,320
SMS services	7,436,556	-
Subtotal	15,174,424	7,996,320
Cloud services	2,248,098	719,340
AI solution services	13,505,219	5,733,633
Total revenues	$30,927,741	$14,449,293

The Company disaggregates revenue by transfer of products/services as the following table:

	For the Six Months Ended December 31,
	2021	2020
Services transferred over time	$12,990,698	$5,996,443
Services transferred at a point in time	4,957,011	118,865
Goods transferred at a point in time	12,980,032	8,333,985
Total revenues	$30,927,741	$14,449,293

Baijiayun LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cost of Revenues

Cost of revenue consists primarily of cost of hosting services purchased from data center operator, costs of business channels purchased from major mobile operating companies in the PRC, personal costs for system maintenance and some hardware purchased for system implementation projects. These costs are charged to the unaudited condensed consolidated statements of operations and comprehensive (loss) income as incurred.

Value Added Taxes

The Company’s PRC subsidiaries, VIE and VIE’s subsidiaries are subject to value-added taxes (“VAT”) at a rate of 6% on their services and 13% for their products, less any deductible VAT the Company’s PRC subsidiaries, VIE and VIE’s subsidiaries has already paid or borne. They are also subject to surcharges on VAT payments in accordance with PRC law.

The WFOE was qualified for and obtained its software enterprise certificate in 2019, which allows for an additional reduction in the VAT. As a result of the qualification in 2019, the operating company under WFOE receives a 10% reimbursement from the Chinese tax bureau for the VAT taxes paid at the 13% rate for all software products sold to customers.

Income Taxes

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries account for income taxes in accordance with the U.S. GAAP for income taxes. Under the asset and liability method as required by this accounting standard, the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred taxes.

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the consolidated balance sheets date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis. Deferred tax assets are recognized to the extent that it is probable that taxable income to be utilized with prior net operating loss carried forwards. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity.

Baijiayun LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries do not believe that there was any uncertain tax position as of December 31, 2021 and June 30, 2021. As of December 31, 2021, income tax returns for the tax years ended December 31, 2017 through December 31, 2021 remain open for statutory examination.

Share-based Compensation

The Company grants stock options to its management and employees, and restricted stock units (“RSU”) to its employees. The Company measures the cost of the share options and RSUs based on the grant date fair value of the awards and recognizes compensation cost over the vesting period, which is generally the requisite service period as required by the option agreement. For graded vesting awards with only service condition, the Company recognizes compensation cost on a straight-line basis over the requisite service period for the entire award, provided that the cumulative amount of compensation cost recognized at any date at least equals the portion of the grant-date value of such award that is vested at that date. When no future services are required to be performed by the employee in exchange for an award of equity instruments and if such award does not contain a performance or market condition, the cost of the award is expensed on the grant date. The Company elects to recognize forfeitures when they occur. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards is reversed.

Foreign Currency Translation

The Company uses U.S. dollars (“US$”) as its reporting currency. The functional currency of the Company and its wholly-owned subsidiaries incorporated outside of PRC is US$, while the functional currency of the PRC entities, including the Company’s wholly-owned subsidiaries, VIE and VIE’s subsidiaries is Renminbi (“RMB”) as determined based on the criteria of ASC 830, Foreign Currency Matters.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in other than the functional currency are re-measured at the balance sheet date exchange rate. The resulting exchange differences are recorded in the unaudited condensed consolidated statements of operations and comprehensive (loss) income as foreign exchange related gain or loss.

The financial statements of the Company’ subsidiaries, VIE and VIE’s subsidiaries using functional currency other than US$ are translated from the functional currency to the reporting currency, US$. Assets and liabilities of the Company’s subsidiaries, VIE and VIE’s subsidiaries incorporated in PRC are translated into US$ at balance sheet date exchange rates, while income and expense items are translated at average exchange rates prevailing during the fiscal year, representing the index rates stipulated by U.S. Federal Reserve. Equity is translated at historical rates. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as accumulated other comprehensive income or loss on the unaudited condensed consolidated balance sheets.

Baijiayun LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign Currency Translation (Continued)

The following table outlines the currency exchange rates that were used in creating the condensed unaudited consolidated financial statements in this report:

	December 31, 2021	June 30, 2021
Period-end spot rate	$6.3726	$6.4566

	For the Six Months Ended December 31,
	2021	2020
Average rate	$6.4316	$6.7741

Statement of Cash Flows

In accordance with FASB ASC Topic 230, “Statement of Cash Flows,” cash flows from the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ operations are calculated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the unaudited condensed consolidated statements of cash flows may not necessarily agree with changes in the corresponding balances on the unaudited condensed consolidated balance sheets.

Loss per Share

In accordance with ASC 260, Earnings Per Share, basic earnings (loss) per share is computed by dividing net (loss) income attributable to ordinary shareholders, considering the accretions to redemption value of the preferred shares and the deemed dividends to preference shareholders (if any), by the weighted average number of unrestricted ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. Net loss is not allocated to participating securities when the participating securities does not have contractual obligation to share losses. The Company’s convertible redeemable preferred shares are participating securities because they are entitled to receive dividends or distributions on an as converted basis. The Company’s certain non-vested shares relating to the share-based awards under the share incentive plan were considered participating securities since the holders of these securities have non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid). The non-vested shares do not have a contractual obligation to fund or otherwise absorb the Company’s losses. Accordingly, any net income is allocated on a pro rata basis to the common shares and the non-vested shares that were considered participating securities, whereas net loss is allocated to common shares only. Shares issuable for little or no consideration upon the satisfaction of certain conditions are considered as outstanding shares and included in the computation of basic earnings (loss) per share as of the date that all necessary conditions have been satisfied.

Diluted earnings (loss) per share is calculated by dividing net (loss) income attributable to ordinary shareholders, as adjusted for the accretion and allocation of net income related to the preferred shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares, and the exercise of outstanding share options and RSUs (using the treasury stock method). Ordinary share equivalents are excluded from the computation in income periods should their effects be anti-dilutive. The Company had convertible redeemable preferred shares, which could potentially dilute basic earnings per share. To calculate the number of shares for diluted net (loss) earnings per share, the effect of the convertible redeemable preferred shares is computed using the two-class method or the as-if converted method, whichever is more dilutive.

Baijiayun LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy are described below:

Level 1 -	Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 -	Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 -	Inputs to the valuation methodology are unobservable and significant to the fair value.

Financial instruments of the Company primarily comprised current assets and current liabilities including cash and cash equivalents, restricted cash, short-term investments, accounts receivable, due from related parties, deposits payable, accounts payable, other payables, and due to related parties. The Company measures short-term investments at fair value on a recurring basis. Short-term investments include wealth management products issued by financial institutions, which are valued based on the NAV or its equivalent provided by financial institutions. They are categorized in Level 2 of the fair value hierarchy. As of December 31, 2021 and June 30, 2021, the carrying values of other financial instruments approximated to their fair values because of the short-term nature of these instruments.

Commitments and Contingencies

Certain conditions may exist as of the date the unaudited condensed consolidated financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

Baijiayun LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commitments and Contingencies (Continued)

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s unaudited condensed consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Segment Reporting

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision makers in deciding how to allocate resources and assess performance. The Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results including revenue, gross profit and operating profit at a consolidated level only. The Company does not distinguish between markets for the purpose of making decisions about resources allocation and performance assessment. Therefore, the Company has only one operating segment and one reportable segment.

Concentration and Credit Risk

1)       Credit risk

Assets that potentially subject the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of December 31, 2021 and June 30, 2021, $27,454,895 and $57,160,241 were deposited in financial institutions in the PRC, and each bank accounts is insured by the government authority with the maximum limit of RMB 500,000 (equivalent $78,500). In addition, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries maintain certain bank accounts in Hong Kong and Cayman, which are not insured by Federal Deposit Insurance Corporation (“FDIC”) insurance or other insurance. To limit exposure to credit risk relating to deposits, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries primarily place cash and cash equivalent deposits with large financial institutions in China which management believes are of high credit quality and the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries also continually monitors their credit worthiness.

Baijiayun LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration and Credit Risk (Continued)

1)       Credit risk (Continued)

The Company’s operations, through the VIE and VIE’s subsidiaries are carried out in China. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC as well as by the general state of the PRC’s economy. In addition, the Company’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, rates and methods of taxation among other factors.

2)       Foreign currency risk

Substantially all of the Company’s operating activities that were conducted through VIE and VIE’s subsidiaries and related assets and liabilities are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Peoples’ Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

3)       Concentration risks

Accounts receivable are typically unsecured and derived from goods sold and services rendered to customers that are located primarily in China, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of customers’ creditworthiness and its ongoing monitoring of outstanding balances. The Company has a concentration of its receivables with specific customers. As of December 31, 2021, three customers accounted for 18%, 17% and 8% of accounts receivable, respectively. As of June 30, 2021, three customers accounted for 25%, 15%, and 12% of accounts receivable, respectively. No customer accounted for 10% or more of total revenue for the six months ended December 31, 2021 and 2020.

4)       Other risks

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, such as the COVID-19 outbreak and spread, which could significantly disrupt the Company’s operations.

Baijiayun LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Standards

In August 2020, the FASB issued ASU 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity. This ASU (1) simplifies the accounting for convertible debt instruments and convertible preferred stock by removing the existing guidance in ASC 470-20, Debt: Debt with Conversion and Other Options, that requires entities to account for beneficial conversion features and cash conversion features in equity, separately from the host convertible debt or preferred stock; (2) revises the scope exception from derivative accounting in ASC 815-40 for freestanding financial instruments and embedded features that are both indexed to the issuer’s own stock and classified in stockholders’ equity, by removing certain criteria required for equity classification; and (3) revises the guidance in ASC 260, Earnings Per Share, to require entities to calculate diluted earnings per share (“EPS”) for convertible instruments by using the if-converted method. In addition, entities must presume share settlement for purposes of calculating diluted EPS when an instrument may be settled in cash or shares. For Securities and Exchange Commission (“SEC”) filers, excluding smaller reporting companies, ASU 2020-06 is effective for fiscal years beginning after December 15, 2021 including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020. For all other entities, ASU 2020-06 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Entities should adopt the guidance as of the beginning of the fiscal year of adoption and cannot adopt the guidance in an interim reporting period. The Company is currently evaluating the impact that ASU 2020-06 may have on its consolidated financial statements and related disclosures.

In June 2016, the FASB issued ASU No. 2016-13, “Measurement of Credit Losses on Financial Instruments (Topic 326)”, which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life, instead of when incurred. In November 2018, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments-Credit Losses”, which amends Subtopic 326-20 (created by ASU No.2016-13) to explicitly state that operating lease receivables are not in the scope of Subtopic 326-20.

Baijiayun LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Standards (Continued)

Additionally, in April 2019, the FASB issued ASU No.2019-04, “Codification Improvements to Topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments”, in May 2019, the FASB issued ASU No. 2019-05, “Financial Instruments-Credit Losses (Topic 326): Targeted Transition Relief”, and in November 2019, the FASB issued ASU No. 2019-10, “Financial Instruments-Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates”, and ASU No. 2019-11, “Codification Improvements to Topic 326, Financial Instruments-Credit Losses”, to provide further clarifications on certain aspects of ASU No. 2016-13 and to extend the nonpublic entity effective date of ASU No. 2016-13. The changes (as amended) are effective for the Company for annual and interim periods in fiscal years beginning after December 15, 2022, and the Company is in the process of evaluating the potential effect on its consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the unaudited condensed consolidated balance sheets, unaudited condensed statements of operations and comprehensive (loss) income, and unaudited condensed consolidated statements of cash flows.

3 - ACCOUNTS RECEIVABLE, NET

As of December 31, 2021 and June 30, 2021, accounts receivable, net consisted of the following:

	December 31,	June 30,
	2021	2021
Accounts receivable	$16,856,323	$9,862,915
Less: Doubtful allowance	(1,170,952)	(806,140)
	$15,685,371	$9,056,775

Baijiayun LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3 - ACCOUNTS RECEIVABLE, NET (Continued)

Provisions for doubtful accounts of accounts receivable were $350,937 and $461,359 for the six months ended December 31, 2021 and 2020, respectively. Movement of allowance for doubtful accounts for the six months ended December 31, 2021 and 2020 was as follows:

	December 31,	December 31,
	2021	2020
Balance at beginning of the period	$806,140	$173,066
Charge to expenses	350,937	461,359
Foreign exchange gain	13,875	31,940
Balance at end of the period	$1,170,952	$666,365

4 – PREPAYMENTS

As of December 31, 2021 and June 30, 2021, the Company had prepayments of $7,923,474 and $967,366, respectively, among which $4,782,423 and $89,440 were made suppliers for purchase of hardware for system implementation projects. As of the date of this report, all of these hardware were delivered to the Company. No provisions for doubtful accounts of prepayments were made for the six months ended December 31, 2021 and 2020.

5 - PROPERTY AND EQUIPMENT, NET

As of December 31, 2021 and June 30, 2021, property and equipment, net consisted of the following:

	December 31,	June 30,
	2021	2021
Electronic equipment	$762,354	585,723
Office equipment	228,707	1,850
	991,061	587,573
Less: Accumulated depreciation	(365,696)	(220,798)
	$625,365	$366,775

For the six months ended December 31, 2021 and 2020, depreciation expenses were $140,686 and $52,664, respectively.

Baijiayun LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6 – LEASES

As of June 30, 2021 and 2020, the Company, though the VIE and VIE’s subsidiaries, leases office spaces in different cities in the PRC under non-cancelable operating leases, with terms ranging between 21 months and 60 months. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, most of the VIE and VIE’s subsidiaries’ leases do not provide a readily determinable implicit rate. Therefore, the Company discount lease payments based on an estimate of the incremental borrowing rate.

For operating leases that include rent holidays and rent escalation clauses, the Company recognizes lease expense on a straight-line basis over the lease term from the date it takes possession of the leased property. The Company records the straight-line lease expense and any contingent rent, if applicable, in general and administrative expenses on the unaudited condensed consolidated statements of operations and comprehensive (loss) income. The corporate office lease also requires the VIE and VIE’s subsidiaries to pay real estate taxes, common area maintenance costs and other occupancy costs which are included in the general and administrative expenses on the unaudited condensed consolidated statements of operations and comprehensive (loss) income.

The VIE and VIE’s subsidiaries’ lease agreements do not contain any material residual value guarantees or material restrictive covenants.

For short-term leases, the Company records operating lease expense in its unaudited condensed consolidated statements of operations and comprehensive (loss) income on a straight-line basis over the lease term and record variable lease payments as incurred.

The table below presents the operating lease related assets and liabilities recorded on the consolidated balance sheets.

	December 31,	June 30,
	2021	2021
	(unaudited)
Right of use assets	$1,385,392	$1,257,911

Operating lease liabilities, current	629,919	574,825
Operating lease liabilities, noncurrent	667,271	628,046
Total operating lease liabilities	$1,297,190	$1,202,871

Baijiayun LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6 - LEASES (Continued)

Other information about the Company’s leases is as follows:

	For the Six Months Ended December 31,
	2021	2020
Operating cash flows used in operating leases	$1,372,688	$1,127,867
Weighted average remaining lease term (years)	2.31	1.71
Weighted average discount rate	4.75%	4.75%

Operating lease expenses were $315,346 and $250,353, respectively, for the six months ended December 31, 2021 and 2020. Short-term lease expenses were $10,760 and $0, respectively, for the six months ended December 31, 2021 and 2020.

The following is a schedule, by years, of maturities of lease liabilities as of December 31, 2021:

December 31,
2021
For the six months ending June 30, 2022	$488,824
For the year ending June 30, 2023	527,846
For the year ending June 30, 2024	305,820
For the year ending June 30, 2025	39,396
Total lease payments	1,361,886
Less: Imputed interest	(64,696)
Present value of lease liabilities	$1,297,190

6 - LONG-TERM INVESTMENTS

As of December 31, 2021 and June 30, 2021, long-term investments consisted of the following:

	December 31,	June 30,
	2021	2021
Equity investment accounted for using the equity method (a)	$13,843,495	$771,520
Equity investments without readily determinable fair value measured at Measurement Alternative (b)	23,538	23,232
	$13,867,033	$794,752

Baijiayun LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7 - LONG-TERM INVESTMENTS (Continued)

(a)	For the six months ended December 31, 2021 and 2020, the movement of equity investment accounted for using the equity method consisted of the following:

	December 31,	December 31,
	2021	2020
Balance at beginning of the year	$771,520	$-
Investment in Beijing Hongxin Wanda Technology Co., Ltd. (“Hongxin Wanda”)	12,827,290	-
Income from equity method investment	114,694	-
Foreign exchange gain	129,991	-
Balance at end of the year	$13,843,495	$-

In May 2021, BaiJiaYun VIE acquired 33.38% equity interest in Beijing Deran, at cash consideration of made investment of $756,558. In May and July 2021, BaiJiaYun VIE paid the cash consideration of $378,279 and $378,279, respectively. As of December 31, 2021, BaiJiaYun VIE fully paid the cash consideration.

Beijing Deran was engaged in AI solution system. The investment was for the purpose of diversifying the product lines. BaiJiaYun VIE is able to exercise significant influence over Beijing Deran, and accounted for the equity investment using equity method. For the six months ended December 31, 2021, equity investment income of $5,002 was recognized in the account of “Income from equity method investment” in the unaudited condensed consolidated statements of operations and comprehensive (loss) income. As of December 31, 2021 and June 30, 2021, BaiJiaYun VIE did not note other-than-temporary decline in fair value below the carrying value of the investment and did not accrue impairment against the investment in Beijing Deran.

In May 2022, BaiJiaYun VIE closed acquisition of additional 17.62% equity interest Beijing Deran from its shareholders, at cash consideration of $798,338 (RMB 5,286,676). Upon the close of the transaction, BaiJiaYun VIE owned 51% equity interest and obtained control over Beijing Deran. The Company consolidated Beijing Deran since May 2022.

In October 2021, BaiJiaYun VIE made investments of $12,827,290 (RMB 82,500,000) to acquire 15% equity interest in Hongxin Wanda, which is a privately held entity. The Company was entitled to assign a director to the board of Hongxin Wanda, and exercised significant influence over the investee. The Company accounted for the investment using equity method. For the six months ended December 31, 2021, equity investment income of $109,692 was recognized in the account of “income from equity method investment” in the unaudited condensed consolidated statements of operations and comprehensive (loss) income. As of December 31, 2021, BaiJiaYun VIE did not note other-than-temporary decline in fair value below the carrying value of the investment and did not accrue impairment against the investment in Hongxin Wanda.

Baijiayun LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7 - LONG-TERM INVESTMENTS (Continued)

In May 2022, BaiJiaYun VIE made additional investment of $12,827,290 (RMB 82,500,000) to acquire another 15% equity interest in Hongxin Wanda. Since May 2022, BaiJiaYun VIE has the significant influence over the investee and applies equity method to account for the investment.

(b)	As of December 31, 2021 and June 30, 2021, the equity investment without readily determinable fair value and was measured at measurement alternative consisted of investment in Wuhan Qinyunshilian.

In January 2021, BaiJiaYun VIE and a third party entity set up Wuhan Qiyun Shilian, over which BaiJiaYun VIE paid up $77,015 and owned 51% of the equity interest in Wuhan Qiyun Shilian. In February 2021, BaiJiaYun VIE transferred 36% equity interest in Wuhan Qiyun Shilian to an unrelated third party at cash consideration of $54,364. As of June 30, 2021, BaiJiaYun VIE had 15% equity interest in Wuhan Qiyun Shilian amounting to $23,232.

Because the investment and transfer of investment happened concurrently with the same price for each unit of equity interest, and Wuhan Qinyunshilian did not commence operations in January 2021, the Company combined the investment and transfer of investment and accounted for the transaction as an investment in privately held investment using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer. As of December 31, 2021 and June 30, 2021, the Company did not identify orderly transactions for similar investments of the investees, or any impairment indicators, and the Company did not record upward or downward adjustments or impairment against the investments.

8 - DEPOSITS PAYABLE

As of December 31, 2021 and June 30, 2021, the balance of deposits payable of $11,769,137 (RMB 75,000,000) and $11,616,021 (RMB 75,000,000) represented the amount made from an investor to BaiJiaYun VIE, as deposits for the investment of 2,419,909 Series C convertible redeemable preferred shares of the Company. In January 2022, BaiJiaYun VIE returned the deposits to the investor, who concurrently paid cash consideration to BaiJiaYun. The financing transaction of Series C convertible redeemable preferred shares was closed in January 2022 (see Note 17 Subsequent events).

Baijiayun LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9 - ACCRUED EXPENSES AND OTHER LIABILITIES

As of December 31, 2021 and June 30, 2021, accrued expenses and other liabilities consisted of the following:

	December 31,	June 30,
	2021	2021
Accrued payroll and welfare	$4,808,347	$3,275,364
Accrued professional fees	264,958	926,362
VAT and other taxes payable	(341,534)	540,571
Accrued expenses	217,626	109,929
	$4,949,397	$4,852,226

10 - CONVERTIBLE REDEEMABLE PREFERRED SHARES

The Company completed several rounds of equity financing and issued the following convertible redeemable preferred shares since its formation. As of June 30, 2020, the following were issued and outstanding: 5,699,962 Series Seed convertible redeemable preferred shares, 7,352,952 Series A convertible redeemable preferred shares in exchange of cash consideration of $3,160,565 (RMB 20,000,000), 6,127,671 Series A-1 convertible redeemable preferred shares in exchange of cash consideration of $6,234,220 (RMB 40,000,000), 3,031,476 Series A-2 convertible redeemable preferred shares in exchange of cash consideration of $2,990,878 (RMB 20,000,000), and 3,789,358 Series A-3 convertible redeemable preferred shares in exchange of cash consideration of $3,610,056 (RMB 25,000,000).

In November 2020, the Company completed Series B and Series B+ equity financing, and issued 8,137,098 Series B convertible redeemable preferred shares and 4,746,653 Series B+ convertible redeemable preferred shares in exchange for cash consideration of $28,028,845 (RMB 190,000,000). The Company incurred issuance costs of US$303,402 (RMB 2,009,154) in connection with this issuance.

Baijiayun LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10 - CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

The following table summarized the roll-forward of the carrying amount of the convertible redeemable preferred shares for the six months ended December 31, 2021 and 2020:

	Series Seed	Series A	Series A-1	Series A-2	Series A-3	Series B	Series B+	Total
Balance as of July 1, 2021	$1,118,712	$3,077,673	$6,500,169	$4,513,809	$4,714,561	$23,075,583	$12,315,561	$55,316,068
Accretion of preferred shares	-	88,785	171,017	146,226	156,760	752,449	438,928	1,754,165
Foreign exchange adjustment	14,746	41,390	87,265	60,852	63,596	311,136	166,401	745,386
Balance as of December 31, 2021	$1,133,458	$3,207,848	$6,758,451	$4,720,887	$4,934,917	$24,139,168	$12,920,890	$57,815,619

Balance as of July 1, 2020	$1,238,880	$3,707,516	$7,041,062	$3,255,187	$4,002,697	$-	$-	$19,245,342
Issuance of preferred shares in exchange of cash	-	-	-	-	-	17,550,274	10,478,571	28,028,845
Issuance cost in issuance of preferred shares in exchange of cash	-	-	-	-	-	(191,622)	(111,780)	(303,402)
Re-designation of preferred shares	(225,821)	(1,147,659)	(2,195,897)	631,980	-	2,095,628	841,769	-
Accretion of preferred shares	-	131,583	317,200	159,835	199,794	385,655	147,861	1,341,928
Deemed dividends	-	-	621,351	17,327	-	1,284,788	114,555	2,038,021
Contribution from preferred shareholders in connection with modification	-	(205)	(50,397)	(21,804)	(27,255)	-	-	(99,661)
Foreign exchange adjustment	93,925	268,088	532,891	299,503	337,906	981,379	289,892	2,803,584
Balance as of December 31, 2020	$1,106,984	$2,959,323	$6,266,210	$4,342,028	$4,513,142	$22,106,102	$11,760,868	$53,054,657

Key terms of the convertible redeemable preferred shares are as follows:

Conversion

Each holder of convertible redeemable preferred shares (“Preferred Share”) shall have the right, at such holder’s sole discretion, to convert all or any portion of the preferred shares into ordinary shares on a one-for-one basis at any time. The initial conversion price is the issuance price of preferred shares, subject to adjustment in the event of (1) issuance of additional ordinary shares (2) share dividend and other distribution (3) reorganizations, mergers, consolidations, reclassification, exchange, and substitution.

Each preferred share shall automatically be converted into ordinary shares, based on the then applicable conversion price for each convertible redeemable preferred share, without the payment of any additional consideration, into fully-paid and non-assessable ordinary shares upon the closing of the Qualified IPO.

Baijiayun LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10 - CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

Conversion (Continued)

Qualified IPO is defined as a firm-commitment underwritten public offering of ordinary shares of the Company (or securities representing such ordinary shares) and listing of the shares or backdoor listing (including through a special purpose acquisition company transaction (“SPAC Transaction”) registered under the Securities Act on the New York Stock Exchange, the Nasdaq Global Market, the Stock Exchange of Hong Kong Limited, or any other internationally recognized stock exchange.

Redemption

At any time after the earlier of the occurrence of any of following circumstances: a) the Founder commits illegal acts or has material potential integrity problems; b) the Founder loses control of the Company; c) the Company’s business cannot be conducted due to regulatory reasons; d) the Company breaches its obligations or liabilities to investors in terms of corporate governments; or e) any material breach of the Shareholder Agreement, the Share Purchase Agreements and other transaction documents by the Founder (including, without limitation, the transaction documents contain any untrue, inaccurate, incomplete or materially misleading representations and warranties), each holder of the Preferred Shares shall have the right to request for the redemption of part or all of the preferred shares held by them. The redemption is exercised in the sequence of Series B+ Preferred Share, Series B Preferred Share, Series A-3 Preferred Share, Series A-2 Preferred Share, Series A-1 Preferred Share, and Series A Preferred Share (including Series Seed Preferred Share).

The redemption price per the Preferred Share shall equal the sum of (A) 100% of the issue price corresponding to the redemption shares plus an amount that would provide for a simple interest rate of 8% per annum (calculated on a daily basis from the date on which the issue price of such Preferred Shares was actually paid), plus (B) the declared but unpaid dividends with respect to such redemption shares as of the date on which the holders of convertible redeemable preferred shares actually receive such redemption price. The simple interest rate provided for Series Seed, Series A, Series A-1, Series A-2 and Series A3 Preferred Share was initially agreed at 12% per annum, which was then changed to 8% per annum upon the issuance of Series B and Series B+ Preferred Share in November 2020.

In addition, if the holders of the Preferred Shares failed to exit through the Company’s subsequent equity financing, mergers and acquisition, qualified IPO or other transactions, with an internal rate of return of less than 8% per annum, the holders of Preferred Shares shall have the right to received compensations that will ensure the exit price no less than the sum of (A) 100% of the issue price, (B) a simple interest rate of 8% per annum (calculated on a daily basis from the date on which the issue price of such Preferred Shares was actually paid to the later of the date when the holders actually receive such compensation). The sequence order of exit compensation provided to each holder of Preferred Share, in case if two or more holders made the request, shall be the same as that for redemption.

Baijiayun LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10 - CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

Liquidation Preference

In the event of a liquidation (including deemed liquidation, such as change in control, etc.), dissolution, winding up or other statutory liquidation event of the Company, either voluntary or involuntary, distributions shall be made in the following manner (after satisfaction of all creditors’ claims and claims that may be preferred by law). A statutory liquidation event shall include (i) a merger, amalgamation or consolidation of the Company; (ii) a sale, exchange, transfer or other disposition of all or substantially all of the assets of the Company.

If there are any assets or funds remaining after distribution in full to the holders of preferred shares, the remaining assets and funds of the Company that is legally available for distribution to the shareholders shall be distributed to the holders of the preferred shares and ordinary shares ratably amongst them in proportion to the number of ordinary shares held by them on an as-converted basis.

The liquidation preference is exercised in the sequence of Series B+ Preferred Share, Series B Preferred Share, Series A-3 Preferred Share, Series A-2 Preferred Share, Series A-1 Preferred Share, Series A Preferred Share and Series Seed Preferred Share. Upon occurrent of liquidation events, the holders of preferred share shall be entitled to receive the amount equal to 100% of their respective investment amounts. If the assets of the Company is insufficient to make payment of the 100% investment amounts to the holders of preferred shares, the holders of preferred shares are entitled to the amounts at ratably in proportion to the full amount to which the holders are entitled to.

Dividends

No dividends that is more than 30% of the Company’s distributable profits for that year shall be paid unless otherwise approved by more than two-thirds of the voting rights of the shareholders of the Company. The dividend preference sequence is the same as the liquidation preference. After the dividends for the Series B+/B Preferred Shares, Series A-3/A-2/A-1 Preferred Shares, and Series A (including Series Seed) Preferred Shares have been fully paid, and in the event the Company further declares dividend or distribution in cash or in kind, any additional dividends shall be distributed pro rata among all holders of the ordinary shares and Preferred Shares, provided that the holder of the Series Seed Preferred Shares shall be entitled to receive dividends prior and in preference to any declaration or payment of any dividend on the ordinary shares. No dividend was declared or accrued for the six months ended December 31, 2021 and 2020.

Voting Rights

The holders of all convertible redeemable preferred shares and ordinary shares shall vote together based on their shareholding ratio.

Baijiayun LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10 - CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

Accounting for the Convertible Redeemable Preferred Shares

The Company has classified the convertible redeemable preferred shares as mezzanine equity as these preferred shares are contingently redeemable upon the occurrence of an event not solely within the control of the Company. Each issuance of the convertible redeemable preferred shares is recognized at the respective issue price at the date of issuance net of issuance costs. In addition, the Company accretes changes in the redemption value of the convertible redeemable preferred shares based on the issuance price plus a pre-determined annualized return set forth in the agreement. The change in redemption value is recorded against retained earnings, or in the absence of retained earnings, against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit.

The Company has determined that there was no embedded derivative to be bifurcated and no beneficial conversion feature attributable to all of series preferred shares because the initial effective conversion price of these preferred shares were higher than the fair value of the Company’s common shares at the commitment date determined by the Company taking into account independent valuations.

Deemed dividends to shareholders of Preferred Shares

In September 2020, a Series A-1 investor purchased 1,024,615 Series Seed convertible redeemable preferred shares directly from the four Series Seed convertible redeemable preferred shareholders. These 1,024,615 Series Seed preferred shares were re-designated by the Company as Series A-1 convertible redeemable preferred shares.

In September 2020, certain Series B investors purchased 2,147,316 Series A convertible redeemable preferred shares from a Series A preferred shareholder. These 2,147,316 Series A convertible redeemable preferred shares were re-designated by the Company as Series B convertible redeemable preferred shares.

In December 2020, one Series B+ investor purchased 678,093 Series A-1 convertible redeemable preferred shares from two Series A-1 preferred shareholders. These 678,093 Series A-1 convertible redeemable preferred shares were re-designated by the Company as Series B+ convertible redeemable preferred shares.

In December 2020, one Series B investor purchased 762,855 Series A-1 convertible redeemable preferred shares from one Series A-1 preferred shareholders. These 762,855 Series A-1 convertible redeemable preferred shares were re-designated by the Company as Series B convertible redeemable preferred shares.

Baijiayun LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10 - CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

Accounting for the Convertible Redeemable Preferred Shares (Continued)

Deemed dividends to shareholders of Preferred Shares (Continued)

In December 2020, two Series A-2 investors purchased 508,570 Series A-1 convertible redeemable preferred shares from one Series A-1 preferred shareholders. These 508,570 Series A-1 convertible redeemable preferred shares were re-designated by the Company as Series A-2 convertible redeemable preferred shares.

The above re-designations were accounted for as an extinguishment of preferred shares from previous series and issuance of respective series of preferred shares. The re-designated series of preferred shares are recorded at fair value on the re-designation date, with the excess of the fair value of re-designated series over the carrying value of preferred shares from previous series on the re-designation date recognized as deemed dividend of $nil and $2,038,021 for the six months ended December 31, 2021 and 2020, respectively.

Modification of the Preferred Shares

As mentioned in the “Redemption Section” under this Note, the redemption price per Series Seed/A/A-1/A-2/A-3 Preferred Share changed upon the issuance of Series B and Series B+ Preferred Share in November 2020. The simple interest rate for Series Seed/A/A-1/A-2/A-3 Preferred Share was initially agreed at 12% per annum before equity financing through Series B/B+ Preferred Share and changed to 8% per annum to keep consistent with the Series B/B+ Preferred Share. Such a change in simple interest rate is accounted for as a modification because the change in far value of Series Seed/A/A-1/A-2/A-3 Preferred Share arising from the change interest rate is less than 2%, and such a change in interest rate did not add or eliminate other key terms of preferred shares. The Company applied modification accounting, with the difference of the fair value of modified series of preferred shares below the fair value before modification recognized as contribution from preferred shareholders of $nil and $99,661 for the six months ended December 31, 2021 and 2020, respectively.

Baijiayun LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11 – SHARE BASED COMPENSATION

On October 1, 2021, the Company adopted the 2021 Share Option Plan (“2021 Plan”), under which the maximum number of shares that may be granted is 9,486,042 ordinary shares. During the six months ended December 31, 2021, an aggregate of 1,709,310 restricted share units were granted to employees, and an aggregate of 6,816,417 share options were granted to management and employees.

Restricted Share Units (“RSUs”)

On October 1, 2021, the Company awarded 1,709,310 RSUs to employees. These RSUs were vested on December 31, 2021.

A summary of the changes in the RSUs relating to ordinary shares granted by the Company during the six months ended December 31, 2021 is as follows:

	Number of RSUs	Weighted average grant date fair value
Awarded and unvested as of July 1, 2021	-	$-
Granted	1,709,310	$11.17
Vested	(1,709,310)	$11.17
Awarded and unvested as of December 31, 2021	-	$-
Expected to vest as of December 31, 2021	-	$-

For the six months ended December 31, 2021, the Company recognized share-based compensation expense of $2,969,818 in connection with the above RSU awards.

Share Options

In October 2021, the Company awarded 6,816,417 stock options to management and employees. These stock options were graded vested over the requisite service period ranging between two and four years.

Baijiayun LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11 – SHARE BASED COMPENSATION (Continued)

The following table summarized the Company’s stock option activities for the six months ended December 31, 2021:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Life	Weighted Average Grant date Fair value	Aggregate Intrinsic Value
			Years
Options outstanding on July 1, 2021	—	—	—	—	—
Granted	6,816,417	3.21	4.92	9.20	50,104,041
Forfeited	(63,000)	10.00	5.83	5.27	—
Expired	—	—	—	—	—
Exercised	—	—	—	—	—
Options outstanding on December 31, 2021	6,753,417	3.14	4.91	9.24	50,104,041
Options vested or expected to vest on December 31, 2021	6,753,417	3.14	4.91	9.24	50,104,041
Options exercisable on December 31, 2021	—	—	—	—	—

In determining the fair value of the share options, the binomial option pricing model was applied. The key assumptions used to determine the fair value of the options at the respective grant dates on October 1, 2021 were as follows:

Expected volatility	50.0% ~ 53.3%
Risk-free interest rate	2.5% ~ 2.8%
Expected dividend yield	0.0%
Life of options	3.00 years ~ 6.08 years
Fair value of underlying ordinary shares	$1.74
Exercise multiple	2.2 ~ 2.8

(1) Expected volatility

The volatility of the underlying ordinary shares during the lives of the options was estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the expected term of the options.

(2) Risk-free interest rate

Risk-free interest rate was estimated based on the daily treasury long term rate of the U.S. Treasury Department with a maturity period close to the expected term of the options.

Baijiayun LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11 – SHARE BASED COMPENSATION (Continued)

(3) Expected dividend yield

The dividend yield was estimated by the Group based on its expected dividend policy over the expected term of the options.

(4) Life of options

Life of options is extracted from option agreements.

(5) Fair value of underlying ordinary shares

The estimated fair value of the ordinary shares underlying the options as of the respective grant dates was determined based on a valuation with the assistance of a third party appraiser.

(6) Exercise multiple

The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees and management would decide to voluntarily exercise their vested options.

As of December 31, 2021, $4,001,114 of total unrecognized compensation expense related to share options is expected to be recognized over a weighted average period of approximately 2.6 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

Compensation expense recognized for share options and RSUs for the period ended December 31, 2021 is allocated to the following expense items:

Share-based compensation expenses
Cost of revenue	$228,532
Selling and marketing expenses	793,474
General and administrative expenses	1,668,590
Research and development expenses	5,981,659
$8,672,255

12 - EQUITY

Ordinary shares

The Company’s authorized share capital is 500,000,000 shares of a nominal or par value of US$0.0001. The authorized share capital is comprised of (i) 458,694,920 share are designated as ordinary Shares of a par value of US$0.0001 each, (ii) 9,880,984 are designated as series A preferred shares (including the series Seed preferred shares) of a par value of US$0.0001 each, (iii) 12,532,172 are designated as series A+ (including A-1/A-2/A-3) preferred shares of a par value of US$0.0001 each, (iv) 11,047,269 are designated as series B preferred shares of a par value of US$0.0001 each, (v) 5,424,746 are designated as series B+ preferred shares of a par value of US$0.0001 each, (vi) 2,419,909 are designated as series C preferred shares of a par value of US$0.0001 each.

Baijiayun LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12 - EQUITY (Continued)

Ordinary shares (Continued)

On April 21, 2021, the Company issued 38,417,461 shares of ordinary shares, at par value of $0.0001, to all existing shareholders on a pro rata basis. No cash or other consideration was paid for the issuance of 38,417,461 ordinary shares. All the existing shareholders and directors of the Company consider this stock issuance was part of the Company’s reorganization to result in 38,417,461 ordinary shares issued and outstanding prior to completion of this offering and similar to stock split. The Company believes it is appropriate to reflect stock split on a retroactive basis pursuant to ASC 260. The Company has retroactively restated all shares and per share data for all periods presented.

In January 2021, the Company issued a total of 4,024,415 ordinary shares for acquisition of non-controlling interests, of which 366,170 ordinary shares was for the exchange of the 30% of equity interest in Baijia Cloud Technology and 3,658,245 of ordinary shares was for the exchange of the 49% of equity interest in BaiJiaYun Information Technology, respectively (see Note 3).

In October 2020, the Company issued 1,627,424 ordinary shares to Nanjing Shilian Technology Co., Ltd who is the general partner of the Company’s employee share-based payment platform.

As a result, the Company had 458,694,920 authorized ordinary shares, par value of US$0.0001, of which 44,069,300 and 44,069,300 were issued and outstanding as of December 31, 2021 and June 30, 2021, respectively.

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by BaiJiaYun VIE and its subsidiaries only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations and after it has met the PRC requirements for appropriation to statutory reserves. Paid in capital of the PRC subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes. The results of operations reflected in the accompanying unaudited condensed consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of BaiJiaYun VIE and its subsidiaries. The Company’s PRC subsidiaries, VIE and VIE’s subsidiaries is required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the Company’s PRC subsidiaries, VIE and VIE’s subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends.

Baijiayun LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12 - EQUITY (Continued)

Restricted net assets (Continued)

As of December 31, 2021 and June 30, 2021, the Company’s PRC subsidiaries, VIE and VIE’s subsidiaries set aside statutory reserves amounted to $17,758 and $17,758, respectively.

As of December 31, 2021 and June 30, 2021, the Company had net assets restricted in the aggregate, which include paid-in capital and statutory reserve of the Company’s PRC subsidiaries, VIE and VIE’s subsidiaries that are included in the Company’s unaudited condensed consolidated net assets, of $17,150,249 and $16,050,249, respectively.

13 - INCOME TAX

Cayman Islands

Under the current and applicable laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

BaiJiaYun HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first Hong Kong Dollar (“HKD$") 2 million of assessable profits is 8.25% and assessable profits above HKD$ 2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong. BaiJiaYun HK did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax laws, BaiJiaYun HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

BaiJiaYun WFOE, BaiJiaYun VIE and its subsidiaries were incorporated in the PRC and are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. On March 16, 2007, the National People’s Congress enacted a new enterprise income tax law, which took effect on January 1, 2008. The law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises.

Entities qualifying as Software Enterprises enjoy full exemption from EIT for two years beginning from their first profitable calendar year and a 50% reduction for the subsequent three calendar years.

Baijiayun LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13 - INCOME TAX (Continued)

PRC (Continued)

BaiJiayun VIE qualified as a Software Enterprise in 2019 and made profit since the year ended June 30, 2020. BaiJiaYun VIE received the preferential tax treatments from the year ended June 30, 2020, and is entitled to full exemption from EIT for the year from January 1, 2020 through December 31, 2021, and is subject to a 50% reduction in EIT for the period from January 1, 2022 through December 31, 2024.

Entities qualifying as High and New Technology Enterprise are eligible for a preferential tax rate of 15% with High and New Technology Enterprise certificate effective for a period of three years. Wuhan BaiJiaYun qualified as a High and New Technology Enterprise in 2019, and enjoys the preferential income tax rate of 15% for the years from January 1, 2019 through December 31, 2021.

Entities qualifying as “small enterprise with low profit” and with a taxable income not exceeding RMB 1 million are eligible for a preferential tax rate of 5% from January 1, 2019 to December 31, 2020, and a preferential tax rate of 2.5% from January 1, 2021 to December 31, 2022. For the year from January 1, 2019 through December 31, 2020, Nanjing BaiJiaYun, was recognized as “small enterprise with low profit” and received a preferential income tax rate of 5%. For the year from January 1, 2020 through December 31, 2020, BaiJiaYun Information Technology and Baijia Cloud Technology, were recognized as “small enterprise with low profit” and received a preferential income tax rate of 5%. For the year from January 1, 2021 through December 31, 2021, Guizhou BaiJiaYun, Haoyu Xingchen, Xi'an BaiJiaYun, Henan BaiJiaYun, and BaiJiaYun WFOE, were recognized as “small enterprise with low profit” and received a preferential income tax rate of 2.5%.

In September 2018, the State Taxation Administration of the PRC announced a preferential tax treatment for research and development expenses. Qualified entities are entitled to deduct 175% research and development expenses against income to reach a net operating income.

The current PRC EIT Law imposes a 10% withholding income tax for dividends distributed by foreign invested enterprises to their immediate holding companies outside the PRC. A lower withholding tax rate will be applied if there is a tax treaty arrangement between the PRC and the jurisdiction of the foreign holding company. Distributions to holding companies in Hong Kong that satisfy certain requirements specified by the PRC tax authorities, for example, will be subject to a 5% withholding tax rate.

Baijiayun LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13 - INCOME TAX (Continued)

PRC (Continued)

The income tax benefits for the six months ended December 31, 2021 and 2020 were comprised of the following:

	For the Six Months Ended December 31,
	2021	2020
Current income tax (expense)	$(22,027)	$(32,280)
Deferred income tax benefit	143,245	(429,755)
	$121,218	(462,035)

The principle components of deferred tax assets and deferred tax liabilities are as follows:

	December 31,	June 30,
	2021	2021
Deferred tax assets
Allowance for doubtful accounts receivables and other receivables	$201,383	$69,989
Net operating loss carrying forwards	1,474,761	990,697
Donation expenditure	-	39,882
Operating lease liabilities	186,583	163,680
Advertising expense	-	12
Total deferred tax assets	1,862,727	1,264,260

Deferred tax liabilities
Operating lease right of use assets	(174,108)	(167,888)

Deferred tax assets	1,688,619	1,096,372
Less: Valuation allowance	(1,367,513)	(919,935)
Deferred tax assets, net	$321,106	$176,437

Baijiayun LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13 - INCOME TAX (Continued)

PRC (Continued)

The rollforward of valuation allowances of deferred tax assets were as follows:

	December 31,	December 31,
	2021	2020
Balance at beginning of the year	$904,553	$227,150
Additions of valuation allowance	423,214	647,736
Foreign currency translation adjustments	39,746	29,667
Balance at end of the year	$1,367,513	$904,553

The Company evaluates its valuation allowance requirements at end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under applicable tax law.

As of December 31, 2021 and June 30, 2021, due to uncertainties surrounding future utilization on PRC subsidiaries, the VIE and VIE’s subsidiaries accrued valuation allowance of $1,367,513 and $919,935, respectively, against the deferred tax assets based upon management’s assessment as to their realization.

14 - LOSS PER SHARE

For the six months ended December 31, 2021 and 2020, the Company has determined that its convertible redeemable preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. The holders of the preferred shares are entitled to receive dividends on a pro rata basis, as if their shares had been converted into ordinary shares. Accordingly, the Company uses the two-class method of computing net income per share, for ordinary shares and preferred shares according to the participation rights in undistributed earnings. However, undistributed loss is only allocated to ordinary shareholders because holders of preferred shares are not contractually obligated to share losses. For the six months ended December 31, 2021, shares issuable for little consideration relating to the vested share options have been included in the number of outstanding shares used for basic earnings per share.

For the six months ended December 31, 2021 and 2020, the outstanding convertible redeemable preferred shares and share options, if applicable, were excluded from the calculation of diluted net loss per ordinary share, as their inclusion would have been anti-dilutive for the periods prescribed.

Baijiayun LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14 - LOSS PER SHARE (Continued)

The following table sets forth the computation of basic and diluted loss per share for the six months ended December 31, 2021 and 2020:

	For the Six Months Ended December 31,
	2021	2020
Numerator:
Net (Loss) Income Attributable to BaiJiaYun Limited	$(8,399,863)	1,095,429
Accretion of convertible redeemable preferred shares	(1,754,165)	(1,339,928)
Deemed dividends to convertible redeemable preferred shareholders	-	(2,038,021)
Net Loss Attributable to BaiJiaYun Limited’s Ordinary Shareholders	$(10,154,028)	$(2,282,520)
Denominator:
Weighted average ordinary shares outstanding – basic and dilutive	44,095,669	38,417,461
Loss per share
Loss per share – basic and dilutive	$(0.23)	$(0.06)

15 - COMMITMENTS AND CONTINGENCIES

From time to time, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries are parties to various legal actions arising in the ordinary course of business. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries accrue costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries did not have other significant commitments, long-term obligations, significant contingencies or guarantees as of December 31, 2021 and June 30, 2021.

Baijiayun LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16 - RELATED PARTY TRANSACTIONS

1)	Nature of relationships with related parties

Name	Relationship with the Company
Gangjiang Li	Chairman of the Board, Chief Executive Officer
Nanjing Shilian Technology Co., Ltd. (“Nanjing Shilian”)	Controlling shareholder of the Company
Beijing Deran Technology Co., Ltd. (“Bejing Deran”)	Over which BaiJiaYun VIE owns 33.38% equity interest
Wuhan Qiyun Shilian Technology Co., Ltd. (“Wuhan Qiyun Shilian”)	Over which BaiJiaYun VIE owns 15% equity interest
Chengdu Baijiayun Shilian Technology Co., Ltd. (“Chengdu BJY Shilian”)	A wholly-owned subsidiary of Nanjing Shilian before August 2021
Beijing Huatu Hongyang Education & Culture Co., Ltd. (“Beijing Huatu”)	Controlling shareholder of a 5.41% enterprise shareholder of BaiJiaYun VIE
Jinan Zhongshi Huiyun Technology Co., Ltd. (“Jinan Zhongshi Huiyun”)	A 70% subsidiary of Nanjing Shilian
Beijing Credit Chain Technology Co., Ltd. (“Beijing Credit Chain”)	A 7.75% shareholder of BaiJiaYun VIE before September 2020 and controlled by Qiong Ni, spouse of CEO Gangjiang Li
Beijing Xiaodu Mutual Entertainment Technology Co., Ltd. (“Beijing Xiaodu”)	A 7.13% shareholder of BaiJiaYun VIE before March 2020

Baijiayun LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16 - RELATED PARTY TRANSACTIONS (Continued)

2)	Transactions with related parties

During the six months ended December 31, 2021 and 2020, the transactions with related parties were as follows:

Sales to related parties

	For the Six Months Ended December 31,
	2021	2020
Beijing Huatu	$669,840	$670,244
Beijing Jingke	62,263	-
	$732,103	$670,244

Purchase from related parties

	For the Six Months Ended December 31,
	2021	2020
Beijing Deran	$28,867	$-
Wuhan Qiyun Shilian Technology Co., Ltd.	124,386	-
	$153,253	$-

3)	Balances with related parties

As of December 31 and June 30, 2021, the balances with related parties were as follows:

	December 31,	June 30,
	2021	2021
Prepayments - related party
Jinan Zhongshi	$329,700	$328,755
Beijing Deran	17,392	-
	$347,092	$328,755

Advanced from customers - related party
Beijing Huatu	$1,089,449	$1,706,224
Beijing Jingke	250,611
	$1,340,060	$1,706,224

Baijiayun LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16 - RELATED PARTY TRANSACTIONS (Continued)

3)	Balances with related parties (Continued)

	December 31,	June 30,
	2021	2021
Due from related parties
Wuhan Qiyun Shilian (Note 1)	$-	$464,641
Chengdu BJY Shilian	-	97,575
Beijing Huatu	-	1,581
Beijing Jingke	1,602	-
	$1,602	$563,797
Accounts and notes payable-related parties
Beijing Deran	47,783	-
	47,783	-

Due to related parties
Beijing Deran	$-	$387,975
Gangjiang Li	-	100,304
Jinan Zhongshi	39,230	-
	$39,230	$488,279

Deferred revenue – related party
Beijing Huatu	$115,112	$180,779
	$115,112	$180,779

Note 1: In February 2021, BaiJiaYun VIE made an interest-free loan of $453,028 to Wuhan Qiyun Shilian to support its working capital as the related party just commenced it operations. The loan was originally payable in February 2022 and was extended to February 2023 subsequently. The loan was fully collected as of July 22, 2022.

17 - SUBSEQUENT EVENTS

•	Plan of Merger with Fuwei Films (Holdings) Co., Ltd. (“FFHL”)

In July 2022, the Board of Directors of the Company approved that the Company enter into an agreement and plan of merger with FFHL, pursuant to which the Company will merge with a wholly-owned subsidiary of FFHL, with the Company being the surviving entity (the “Merger”), and the issued and outstanding share capital of the Company will be cancelled in exchange for newly issued shares of FFHL.

Baijiayun LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

17 - SUBSEQUENT EVENTS (Continued)

•	Equity Investments

In October 2021, BaiJiaYun VIE acquired 4.95% of equity interest in a private held entity with $1,494,994 (RMB 9,900,000) of consideration. BaiJiaYun VIE did not have control or exercise significant influence over equity investment in the privately held entity. As of the date of this report, the investee has not completed registration of the Company’s shares, which trigger the redemption terms. The Company planned to redeem the investment and accounted for the investment in the account of other current assets as of December 31, 2021.

In May 2022, BaiJiaYun VIE made additional investment of $12,827,290 (RMB 82,500,000) to acquire 15% equity interest in Hongxin Wanda.

In May 2022, BaiJiaYun VIE closed acquisition of 17.62% equity interest Beijing Deran from its shareholders, at cash consideration of $798,338 (RMB 5,286,676). Upon the close of the transaction, BaiJiaYun VIE obtained 51% equity interest and control over Beijing Deran. The Company consolidated Beijing Deran since May 2022.

In June 2022, BaiJiaYun VIE closed acquisition of 51% equity interest in Xinjiang ZhongWang Technology Co., Ltd. Upon closing, Xinjiang ZhongWang Technology Co., Ltd. was renamed to Xinjiang BaiJiaYun Technology Co. Ltd (“XinJiang BaiJiaYun”). The Company planned to invest $770,148 (RMB 5,100,000). As of the date of this report, Xinjiang BaiJiaYun has not commenced operations and the Company has not paid up the capital.

•	Series C convertible redeemable Preferred Shares

In January 2022, the Company issued 2,419,909 Series C convertible redeemable Preferred Shares at cash consideration of $11,807,101 to a third party investor. The investor of Series C convertible redeemable preferred shares are entitled to redemption preference with all other rights the same as ordinary shareholders.

Baijiayun LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

17 - SUBSEQUENT EVENTS (Continued)

•	Series C convertible redeemable Preferred Shares (Continued)

The redemption price per redeemable ordinary share shall equal to the sum of (A) 100% of the ordinary purchase price plus an amount that would provide for a simple interest rate of 8% per annum (calculated on a daily basis from the date on which the issue price of such Preferred Shares was actually paid), plus (B) the declared but unpaid dividends with respect to such redemption shares as of the date on which the holders of convertible redeemable preferred shares actually receive such redemption price. The Company accounted for the Series C convertible redeemable preferred shares as mezzanine equity.

•	Bank loans

In February and March 2022, Shenzhen Baishilian entrusted China Merchants Bank Corporation, Shenzhen Branch to lend its own funds totaling $24,161,520 (RMB 160,000,000) to BaiJiaYun Technology, Nanjing BaiJiaYun, Xi'an BaiJiaYun, Wuhan BaiJiaYun and Henan BaiJiaYun with a loan term of 3 years and an annual interest rate of 0%.

On March 25, 2022, BaiJiaYun Technology entered into a line of credit with Xiamen International Bank, Beijing Branch, to allow BaiJiaYun Technology to borrow an aggregate of $4,530,285 (RMB 30,000,000) out of this line of credit as working capital for the three year from March 28, 2022 to March 27, 2025. These loans bear a fixed interest rate of 3% per annum. The loan is guaranteed by the CEO of the Company, Mr. Gangjiang Li, and $606,594 (RMB 4,200,000) of deposit as collateral. As of the date of this report, BaiJiaYun Technology has withdrawn $2,021,981 (RMB 14,000,000) out of this line of credit.

On June 24, 2022, BaiJiaYun VIE entered into a line of credit with Jiangsu Bank to draw-down up to $4,484,371 (RMB 30,000,000) by June 23, 2023. On June 24, 2022, BaiJiaYun VIE borrowed $149,479 (RMB 1,000,000) as working capital. The loan has a term of 12 months and bears a fixed interest rate of 3.85% per annum. On July 13, 2022, BaiJiaYun VIE withdrew $2,083,488 (14,000,000) out of this line of credit. As of the date of this report, BaiJiaYun VIE has drawn down $2,166,409 (RMB 15,000,000) out of this line of credit.

Baijiayun LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

17 - SUBSEQUENT EVENTS (Continued)

•	Bank loans (Continued)

On March 7, 2022, BaiJiaYun VIE entered into a one-year bank credit facility with China Industrial Bank (the “CIB”) under which BaiJiaYun VIE can draw-down up to $7,550,475 (RMB 50,000,000) by January 29, 2023. The interest rate for this credit facility was determined on the draw-down date. The credit facility is guaranteed by Nanjing Shilian. As of the date of this report, BaiJiaYun VIE has drawn down $2,355,992 (RMB 16,312,650), for which BaiJiaYun VIE collateralized notes payable of $706,797 (RMB 4,893,795).

On June 6, 2022, BaiJiaYun VIE entered into a one-year bank credit facility with Bank of Hangzhou under which BaiJiaYun VIE can draw-down up to $4,509,108 (RMB 30,000,000) by June 9, 2023. The interest rate for this credit facility was determined on the draw-down date. The credit facility is guaranteed by the CEO of the Company, Mr. Gangjiang Li. As of the date of this report, BaiJiaYun VIE has drawn down $1,444,272 (RMB 10,000,000) at a fixed interest rate of 3.3% per annum.

•	Loans from related parties

On April 1, 2022, BaiJiaYun VIE entered into a loan agreement with a related party, Nanjing JiaShiLian Venture Capital Center (Limited Partnership), to borrow approximately $9,060,570 (RMB 60,000,000), respectively. The loan has a term of one month and with no interest bearing. As of April 26, 2022, BaiJiaYun VIE has fully repaid the loan.

On January 1, 2022, BaiJiaYun VIE and the CEO of the Company, Mr. Gangjiang Li, entered into a loan agreement, pursuant to which BaiJiaYun VIE has borrowed $10,000,000 for working capital needs. As of January 28, 2022, BaiJiaYun VIE has fully repaid such balance of $10,000,000.

In February 2022, BaiJiaYun VIE entered into a loan agreement with the related parties, Duo Duo International Limited and its management shareholder, Ms. Xin Zhang, to borrow $4,000,000. The loan has a term from February 4, 2022 to February 28, 2023 and with no interest bearing. BaiJiaYun VIE fully repaid the loan on February 16, 2022.

In April 2022, BaiJiaYun VIE entered into a loan agreement with a related party, Beijing Credit Chain, to borrow $1,510,095 (RMB10,000,000). The loan has a term from April 26, 2022 to July 31, 2022 and with no interest bearing. As of the date of this report, BaiJiaYun VIE has fully repaid the loan.

Baijiayun LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

17 - SUBSEQUENT EVENTS (Continued)

•	Loans from related parties (Continued)

In April 2022, BaiJiaYun VIE entered into a loan agreement with a related party, Duo Duo International Limited, to borrow $1,500,000. The loan has a term from April 14, 2022 to
March 31, 2023 and with no interest bearing. As of the date of this report, BaiJiaYun VIE has not repaid the loan.

In April 2022, the Company entered into loan agreements with Mr. Gangjiang Li, the Chairman of the Board and the Chief Executive Officer of the Company, pursuant to which, the Company borrowed $10,000,000 from Mr. Li. The borrowing is interest free and due on December 31, 2022. As of the date of this report, BaiJiaYun VIE fully repaid the borrowing on behalf of the Company.

In July 2022, the Company entered into loan agreements with Mr. Gangjiang Li, pursuant to which, the Company borrowed $10,000,000 from Mr. Li. The borrowing is interest free and due on December 31, 2022.

On April 7, 2022, BaiJiaYun VIE entered into a loan agreement with a related party, Beijing Xinda Kechuang Technology Co., Limited, to lend $6,040,380 (RMB 40,000,000). The loan has a term from April 8, 2022 to June 29, 2022 and bears a fixed interest rate of 4% per annum. As of
April 24, 2022, BaiJiaYun VIE has fully collected the loan.

In February 2022, BaiJiaYun VIE signed a supplementary loan extension agreement with a related party, Wuhan Qiyun Shilian, to extent the $120,808 (RMB 800,000) loan term from February 8, 2022 to August 7, 2022. In March 2022, BaiJiaYun VIE entered into a line of credit with Wuhan Qiyun Shilian to lend an aggregate of $302,019 (RMB 2,000,000) out of this line of credit as working capital for one year from March 21, 2022 to March 20, 2023. This loan is no interest bearing. As of the date of this report, Wuhan Qiyun Shilian has borrowed $181,211 (RMB 1,200,000) out of this line of credit. BaiJiaYun VIE has collected $347,322 (RMB 2,300,000). As of the date of this report, BaiJiaYun VIE has fully collected the loans.

Other than the above mentioned event, the Company evaluated the subsequent event through September 13, 2022, the date of this report, and concluded that there are no material reportable subsequent events need to be disclosed.